Form 10KSB, Exhibit 13
period 2003-12-31
COMMUNITY FIRST FINANCIAL CORP
filed 2004-03-30
CIK 1176266

Exhibit 13

2003 Annual Report

Table of Contents

Letter to Shareholders	1

Independent Auditor’s Report	2

Consolidated Balance Sheets	3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Stockholders’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7

Management’s Discussion and Analysis	26

Board of Directors and Officers	30

Stockholder Information	31

To our Shareholders, Customers and Friends:

On behalf of the Board of Directors and staff of Community First Financial Corporation, I am pleased to present our annual report for the year-ended December 31, 2003. Your Corporation met its profit goals, expanded its delivery system and increased its market share.

Capital growth advances as profits continue to increase. A recent subordinated debt issue in early 2003 with some $2.5 million in proceeds was used to expand the Corporation, as well as, its subsidiary Community First Bank. I am pleased with our performance and progress in 2003, as you will be.

In April of 2003, we opened our permanent Lovingston office, located at 150 Front Street. Our third office in Lynchburg, located at 20479 Timberlake Road, opened in September of 2003. We continue to fulfill our promise of being a locally run organization with the right people at the right places, providing timely service.

Technology remains a priority, as we enhance our services through the offering of Internet banking, which we introduced in 2003 to our customers, that provides 24-hour banking availability.

We are on track with our strategic plan and expect 2004 to offer both opportunities and challenges. Our emphasis going forward will be on revenues that can be derived from unconventional sources. Three focal points continue to be the Virginia Title Center, Bankers Insurance and UVEST activities centered around non-FDIC insured products.

Let me assure you that your Board, management and staff will remain focused on customer service and long term shareholder value. Competition will continue to remain keen and our activity and perseverance will play an even larger role as we move forward. Most importantly we will remain committed to our mission to provide Fast, Local, Personal service to all our constituents.

Sincerely,

John L. Wynne

Independent Auditor’s Report

Board of Directors and Stockholders

Community First Bank

Lynchburg, Virginia

We have audited the consolidated balance sheets of Community First Financial Corporation and subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First Financial Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Galax, Virginia

January 16, 2004

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Cash and due from banks	$7,477,274	$2,701,380
Interest-bearing deposits with banks	22,845	8,886
Federal funds sold	2,146,000	—
Investment securities available-for-sale	9,914,288	3,863,450
Restricted equity securities	1,069,036	670,886
Loans, net of allowance for loan losses of $2,128,881 in 2003 and $1,301,659 in 2002	133,604,555	120,631,471
Loans held-for-sale	202,000	8,228,574
Property and equipment, net	4,206,099	2,821,937
Accrued income	478,447	480,464
Other assets	778,042	344,954

Total assets	$159,898,586	$139,752,002

Liabilities and Stockholders’ Equity

Liabilities
Noninterest-bearing deposits	$12,208,672	$8,502,587
Interest-bearing deposits	131,058,743	113,995,248

Total deposits	143,267,415	122,497,835

Federal funds purchased	—	4,824,000
Subordinated debt	2,500,000	—
Accrued interest payable	299,515	307,520
Other liabilities	655,217	307,190

Total liabilities	146,722,147	127,936,545

Commitments and contingencies	—	—

Stockholders’ equity
Preferred stock $10 par value; 1,000,000 shares authorized; 300,000 and 265,100 shares issued and outstanding in 2003 and 2002, respectively	2,970,989	2,621,989
Common stock, no par value; 10,000,000 shares authorized; 968,613 shares issued and outstanding in 2003 and 2002	9,650,427	9,650,427
Retained earnings (deficit)	557,184	(459,618)
Accumulated other comprehensive income	(2,161)	2,659

Total stockholders’ equity	13,176,439	11,815,457

Total liabilities and stockholders’ equity	$159,898,586	$139,752,002

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest income
Loans and fees on loans	$9,128,708	$7,208,293	$5,433,385
Federal funds sold	38,056	34,056	43,256
Investment securities, taxable	139,627	104,479	102,113
Deposits with banks	185	187	169

Total interest income	9,306,576	7,347,015	5,578,923

Interest expense
Deposits	3,843,583	3,510,725	3,037,571
Other borrowings	37,415	22,909	31,443

Total interest expense	3,880,998	3,533,634	3,069,014

Net interest income	5,425,578	3,813,381	2,509,909

Provision for loan losses	903,000	785,000	358,883

Net interest income after provision for loan losses	4,522,578	3,028,381	2,151,026

Noninterest income
Service charges on deposit accounts	224,966	162,070	22,118
Mortgage loan origination fees	730,393	359,945	149,197
Other service charges and fees	63,101	104,462	90,572

Total noninterest income	1,018,460	626,477	261,887

Noninterest expense
Salaries and employee benefits	2,390,436	1,876,191	1,411,752
Occupancy and equipment expense	582,478	476,836	344,352
Data processing	127,952	109,837	73,503
Other expense	1,129,115	840,509	468,222

Total noninterest expense	4,229,981	3,303,373	2,297,829

Income before income taxes	1,311,057	351,485	115,084

Income tax expense	294,255	—	—

Net income	$1,016,802	$351,485	$115,084

Basic earnings per share	$1.05	$.36	$.12

Diluted earnings per share	$.79	$.34	$.12

Weighted average common shares outstanding	968,613	968,613	968,613

Weighted average common shares outstanding, diluted	1,279,779	1,026,533	983,640

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2003, 2002 and 2001

	Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Preferred	Common
Balance, December 31, 2000	$—	$9,650,427	$(926,187)	$(658)	$8,723,582

Comprehensive income
Net income	—	—	115,084	—	115,084
Net change in unrealized depreciation on investment securities available-for-sale	—	—	—	826	826

Total comprehensive income					115,910

Balance, December 31, 2001	—	9,650,427	(811,103)	168	8,839,492

Shares sold	2,651,000	—	—	—	2,651,000
Stock issuance costs	(29,011)	—	—	—	(29,011)

Comprehensive income
Net income	—	—	351,485	—	351,485
Net change in unrealized appreciation on investment securities available-for-sale	—	—	—	2,491	2,491

Total comprehensive income					353,976

Balance, December 31, 2002	2,621,989	9,650,427	(459,618)	2,659	11,815,457

Shares sold	349,000	—	—	—	349,000

Comprehensive income
Net income			1,016,802		1,016,802
Net change in unrealized appreciation (depreciation) on investment securities available-for-sale	—	—	—	(4,820)	(4,820)

Total comprehensive income					1,011,982

Balance, December 31, 2003	$2,970,989	$9,650,427	$557,184	$(2,161)	$13,176,439

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities
Net income	$1,016,802	$351,485	$115,084
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	315,618	253,009	215,103
Deferred taxes	(362,389)	(201,446)	(32,145)
Accretion of discount on securities net of amortization of premiums	(40,784)	(32,337)	25,506
Provision for loan losses	903,000	785,000	358,883
Changes in assets and liabilities:
Loans available-for-sale	8,026,574	(6,703,314)	(1,525,260)
Accrued income	2,017	(149,718)	(137,879)
Other assets	(71,811)	(52,038)	(1,031)
Accrued interest payable	(8,005)	31,339	50,529
Other liabilities	348,027	(76,015)	227,244

Net cash provided (used) by operating activities	10,129,049	(5,794,035)	(703,966)

Cash flows from investing activities
Net increase in federal funds sold	(2,146,000)	—	—
Purchases of investment securities	(15,245,912)	(9,032,950)	(11,023,741)
Maturities of investment securities	8,834,000	8,985,193	7,963,494
Net increase in loans	(13,876,084)	(45,794,790)	(35,272,608)
Net purchases of property and equipment	(1,699,780)	(810,144)	(230,093)

Net cash used in investing activities	(24,133,776)	(46,652,691)	(38,562,948)

Cash flows from financing activities
Net increase in noninterest-bearing deposits	3,706,085	2,088,153	1,037,490
Net increase in interest-bearing deposits	17,063,495	46,017,800	34,721,264
Net change in federal funds	(4,824,000)	2,100,000	4,613,000
Proceeds from issuance of subordinated debt	2,500,000	—	—
Issuance of preferred stock, net of costs	349,000	2,621,989	—

Net cash provided by financing activities	18,794,580	52,827,942	40,371,754

Net increase in cash and cash equivalents	4,789,853	381,216	1,104,840

Cash and cash equivalents, beginning	2,710,266	2,329,050	1,224,210

Cash and cash equivalents, ending	$7,500,119	$2,710,266	$2,329,050

Supplemental disclosure of cash flow information
Interest paid	$3,889,003	$3,502,295	$3,018,485

Taxes paid	$311,601	$68,302	$—

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Community First Financial Corporation (the Corporation) is a bank holding company that was organized under Virginia law during 2002. It is the parent company of Community First Bank (the Bank), and its primary business activity is its investment in and managing the business of the Bank.

The directors of the Bank organized the Corporation for the sole purpose of becoming the Bank’s parent holding Company. On July 1, 2002, the Corporation and the Bank completed a tax-free share exchange in which each outstanding share of the Bank’s common stock was exchanged for one share of the Corporation’s common stock. The Bank’s shareholders became the shareholders of the Corporation and the Bank became the Corporation’s wholly owned subsidiary. The Bank’s shareholders had approved this reorganization at its annual meeting held on May 13, 2002.

The Bank’s operations are primarily retail oriented and directed toward individuals and small and medium sized businesses located in its banking market. The Bank currently serves Bedford County, Nelson County, the City of Lynchburg, Virginia and surrounding areas through four banking offices. As a state chartered Federal Reserve member, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve.

The accounting and reporting policies of the Company follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Critical accounting policies

The notes to our audited consolidated financial statements contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, and asset impairment judgments, including the recoverability of intangible assets involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors.

Business segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers the materiality of the potential segment and components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Principles of consolidation

The consolidated financial statements include the accounts of Community First Financial Corporation and its wholly owned subsidiary, Community First Bank, herein after referred to as the Company. All significant inter-company accounts and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of estimates, continued

Substantially all of the Corporation’s loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Corporation’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the educational, manufacturing, and retail segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Corporation’s allowances for loan and foreclosed real estate losses. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks” and “interest-bearing deposits in banks.”

Trading securities

The Corporation does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities held-to-maturity

Bonds, notes, and debentures for which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. All securities held by the Bank at December 31, 2003 and 2002 were classified as available-for-sale.

Securities available-for-sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders’ equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to service the debt, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Property and equipment

Company premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	5-40
Furniture and equipment	5-10

For assets recorded under the terms of capital leases, the present value of future minimum lease payments is treated as cost.

Stock-based compensation

The Company accounts for its stock-based compensation using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (issued in October 1995), but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting had been applied.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years presented are not material.

Income taxes

Provision for income taxes is based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Basic earnings per share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Diluted earnings per share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Foreclosed properties

Real estate properties acquired through or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than 12 months.

Comprehensive income

Annual comprehensive income reflects the change in the Company’s equity during the year arising from transactions and events other than investment by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders’ equity rather than as income or expense.

Financial instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce an exposure’s risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading.

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and due from banks and interest-bearing deposits with banks approximate their fair values.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Fair value of financial instruments, continued

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value. Loans held for sale generally have fixed purchase commitments. Therefore, the carrying approximates fair market value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Debt: The fair value of other debt is estimated using a discounted cash flow calculation that applies contracted interest rates being paid on the debt to the current market interest rate of similar debt.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates their fair values.

Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to place them on a comparable basis with the current year. Net income and stockholders’ equity previously reported were not affected by these reclassifications.

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The Bank met all reserve requirements at December 31, 2003 and 2002.

Note 3. Securities

Debt and equity securities have been classified in the balance sheets according to management’s intent. The carrying amount of securities (all available-for-sale) and their approximate fair values at December 31, 2003 and 2002 follow:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2003
U.S. Government agency securities	$9,245,561	$—	$3,273	$9,242,288
Equity securities	672,000	—	—	672,000

	$9,917,561	$—	$3,273	$9,914,288

2002
U.S. Government agency securities	$3,188,791	$2,659	$—	$3,191,450
Equity securities	672,000	—	—	672,000

	$3,860,791	$2,659	$—	$3,863,450

Notes to Consolidated Financial Statements

Note 3. Securities, continued

The fair value of securities with unrealized losses was $9,242,288 at December 31, 2003. None of these securities had been in an unrealized loss position for one-year or more. Management considers the nature of the investment, the underlying causes of the decline in market value, the severity and duration of the decline in market value and other evidence, on a security by security basis, in determining if the decline in market value is other than temporary. Management believes all unrealized losses to be temporary in nature.

Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta (“FHLB”), The Community Bankers Bank, The Federal Reserve of Richmond (Federal Reserve), Virginia Title Center and Banker’s Insurance, LLC. All of those entities except Virginia Title Center and Banker’s Insurance, LLC are upstream correspondents of the Bank. Virginia Title Center is a title company. Banker’s Insurance, LLC is an insurance company. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow from it. The Bank is required to hold that stock so long as it is an FHLB member. The Federal Reserve requires Banks to purchase stock as a condition of membership in the Federal Reserve system. The Bank’s stock in The Community Bankers Bank and Virginia Title Center is restricted only in the fact that the stock may only be repurchased by the respective companies.

Investment securities with a market value of approximately $3,245,000 and $1,000,000 were pledged as collateral on public deposits at December 31, 2003 and 2002, respectively. There were no realized gains or losses on the sales or maturities of investment securities for the years ended December 31, 2003, 2002, or 2001. At December 31, 2003, all debt investment securities available-for-sale were scheduled to mature within one year.

Note 4. Loans Receivable

The major components of loans in the balance sheet at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Commercial	$24,696	$21,508
Real estate:
Construction and land development	14,875	8,675
Farmland	207	89
Residential, 1-4 families	43,416	39,372
Residential, 5 or more families	2,566	2,226
Nonfarm, nonresidential	42,388	38,942
Consumer	4,968	5,575
Other	2,765	5,668

	135,881	122,055

Net deferred loan fees	(147)	(122)
Allowance for loan losses	(2,129)	(1,302)

	$133,605	$120,631

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses

An analysis of the changes in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Balance, beginning	$1,301,659	$957,000	$615,000

Provision charged to expense	903,000	785,000	358,883
Recoveries of amounts charged off	7,222	17,662	779
Amounts charged off	(83,000)	(458,003)	(17,662)

Balance, ending	$2,128,881	$1,301,659	$957,000

An allowance determined in accordance with SFAS No. 114 and No. 118 is provided for all impaired loans. There was one impaired, nonaccrual, restructured or other nonperforming loans at December 31, 2003 and 2002. Additionally, there were no foreclosed, reposed or idled properties at December 31, 2003 and 2002. The total recorded investment in impaired loans and the related allowance for loan losses at December 31, 2003 and 2002 is as follows:

	2003	2002
Impaired loans without a valuation allowance	$—	$—
Impaired loans with a valuation allowance	1,366,943	49,970

Total impaired loans	$1,336,943	$49,970

Valuation allowance related to impaired loans	$785,065	$24,985

Non-accrual loans and loans past due 90 days or more at December 31, 2003 were approximately $1,367,000 and $154,000 respectively. Those loans were approximately $50,000 and $62,000, respectively at December 31, 2002. The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, 2003 and 2002 is summarized below:

	2003	2002
Average investment in impaired loans	$341,355	$326,134

Interest income recognized for the year	$70,284	$1,873

Interest income recognized on a cash basis for the year	$70,284	$1,873

The Company is not committed to lend additional funds to debtors whose loans are impaired or have been modified.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2003 and 2002 are as follows:

	2003	2002
Land, buildings and improvements	$3,367,108	$2,132,409
Furniture and equipment	1,746,611	1,281,530

Property and equipment, total	5,113,719	3,413,939

Less accumulated depreciation	907,620	592,002

Property and equipment, net of depreciation	$4,206,099	$2,821,937

Notes to Consolidated Financial Statements

Note 6. Property and Equipment, continued

Depreciation expense was approximately $316,000, $253,000 and $215,000 in 2003, 2002 and 2001, respectively.

The Company leases two branch facilities accounted for as operating leases, and will expire March 31, 2007 and December 31, 2008. Rental expense under these leases for the years ended December 31, 2003 and 2002 was $93,863 and $63,400, respectively. Future non-cancelable lease payments are as follows:

2004	$123,300
2005	126,000
2006	82,000
2007	47,400
2008	37,200

$415,900

Note 7. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2003 and 2002 was approximately $17,971,000 and $22,604,000, respectively. At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$31,758,481
2005	17,900,936
2006	16,823,854
2007	3,515,654
2008	12,326,500

$82,325,425

Note 8. Short-term Debt

Short-term debt consists of federal funds purchased, which generally mature within one to four days from the transaction date. Additional information at December 31, 2003 and 2002 and is summarized below:

	2003	2002
Outstanding balance at December 31	$—	$4,824,000

Year-end weighted averaged rate	—%	1.60%

Daily average outstanding during the year	$540,986	$1,249,737

Average rate for the year	1.12%	1.82%

Maximum outstanding at any month-end during the year	$4,000,000	$6,470,000

At December 31, 2003, the Company had established lines of credit of approximately $22,000,000 with various correspondent banks to provide additional liquidity if, and as needed.

Note 9. Long-term Debt

On September 26, 2003, the Company issued subordinated debt maturing September 26, 2015 in the amount of $2,500,000. The adjustable-rate instrument is tied to the Wall Street Journal prime rate which was 4.0% at December 31, 2003.

Notes to Consolidated Financial Statements

Note 10. Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (dollars in thousands):

	December 31, 2003		December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$7,500	$7,500	$2,710	$2,710
Federal funds sold	2,146	2,146	—	—
Securities, available-for-sale	9,914	9,914	3,863	3,863
Restricted equity securities	1,069	1,069	671	671
Loans, net of allowance for loan losses	133,605	133,082	120,631	120,093
Loan available-for-sale	202	202	8,229	8,229

Financial liabilities
Deposits	143,267	144,392	122,498	123,081
Federal funds purchased	—	—	4,824	4,824
Subordinated debt	2,500	2,500	—	—

Note 11. Earnings per Share

The following table details the computation of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Net income (income available to common shareholders)	$1,016,802	$351,485	$115,084

Weighted average common shares outstanding	968,613	968,613	968,613
Effect of dilutive options	14,970	14,879	15,027
Effect of dilutive convertible preferred stock	296,196	43,041	—

Weighted average common shares outstanding, diluted	1,279,779	1,026,533	983,640

Basic earnings per share	$1.05	$0.36	$0.12

Diluted earnings per share	$0.79	$0.34	$0.12

Note 12. Benefit Plans

Defined Contribution Plan

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Bank may make additional contributions at the discretion of the Board of Directors. The Company made no contribution in 2003 or 2002, and $17,284 during 2001.

Flexible Benefits Plan

The Company maintains a Flexible Benefits Plan which covers substantially all employees. Participants may set aside pre-tax dollars to provide for the future expenses such as insurance, dependant care or health care. The Company makes no contributions to this plan.

Notes to Consolidated Financial Statements

Note 12. Benefit Plans, continued

Stock Option Plan

During 2000, the Company adopted a long-term incentive stock option plan under which up to 200,000 shares of stock may be issued. Shares subject to the plan may be issued in any combination of incentive stock options, non-incentive stock options, restricted stock or stock appreciation rights, provided that the total value of shares issued pursuant to incentive stock options may not exceed $100,000 to any individual. Termination of restrictions on any restricted stock granted or expiration of stock appreciation rights are controlled by the terms of each individual grant. Incentive and non-incentive options expire no more than 10 years from the date of grant. Exercise prices of all options are determined by each individual grant except that incentive stock options may not be granted at less than fair market value and non-incentive stock options may not be granted at less than the initial subscription price of the Bank’s stock ($10). Vesting of incentive stock options is determined in accordance with the terms of each option granted, but may not vest sooner than one year from the option grant date.

Activity under the plan during the years ended December 31, 2003, 2002, and 2001 and is summarized below:

	Granted and Outstanding
	Available for Grant	Incentive Stock Options	Non-incentive Stock Options
Balance December 31, 2000	20,000	90,000	90,000

Granted	(9,996)	9,996	—

Balance December 31, 2001	10,004	99,996	90,000

Forfeited	1,866	(1,866)	—

Balance December 31, 2002	11,870	98,130	90,000

Granted	(11,000)	11,000	—
Forfeited	11,666	(11,666)	—

Balance December 31, 2003	12,536	97,464	90,000

Notes to Consolidated Financial Statements

Note 12. Benefit Plans, continued

Stock Option Plan, continued

Additional information relating to the plan for the years ended December 31, 2003, 2002 and 2001 is listed below:

	2003	2002		2001
Outstanding options at December 31:
Exercise price, beginning of the year(1)	$10.13		$10.13	$10.09
Exercise price, end of the year(1)	$10.12		$10.13	$10.13
Range of exercise prices:
From	$10		$10.00	$10.00
To	$11		$11.00	$11.00
Remaining contractual life in months(1)	70		82	94

Exercisable options outstanding at December 31:
Number	178,732		177,710	115,000
Exercise price(1)	$10.08		$10.07	$10.04

Weighted average exercise price of options:
Granted during the year	$11.00		$—	$11.00
Exercised during the year	$—		$—	$—
Forfeited during the year	$11.00		$11.00	$—
Expired during the year	$—		$—	$—

Significant assumptions used in determining fair value:
Risk-free interest rate	4.27%		n/a	3.0%
Expected life in years	10		n/a	10
Expected dividends	0.0%		n/a	0.0%
Expected volatility	0.0%		n/a	0.2%

Grant-date fair value:
Options granted during the year	$41,690	$	n/a	$28,289

Results of operations:
Compensation cost recognized in income for all stock-based compensation awards	$—		$—	$—

Pro forma net income (loss)(2)	$1,010,573		$149,604	$(90,359)

Pro forma income (loss) per common share(2)	$1.04		$0.15	$(0.09)

Pro forma income (loss) per diluted common share(2)	$0.79		$0.15	$(0.09)

(1)	Weighted average
(2)	As if the fair value based method prescribed by SFAS No. 123 has been applied, net of income taxes

Notes to Consolidated Financial Statements

Note 13. Transactions with Related Parties

The Company has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers and vendors.

Branch facility

During 2003, three members of the Bank’s executive management team purchased and renovated a building. The building was sold to a third party and subsequently leased to the Bank and now houses the Lovingston branch. The renovation of this property was performed by a construction company which is an interest of one of the Company’s directors. The members of management repaid any profit realized from this transaction to the Bank.

Loans

Aggregate loan transactions with related parties are as follows:

	2003	2002
Balance, beginning	$3,643,005	$3,100,119
Advances	6,084,259	2,067,023
Repayments	(3,922,408)	(1,524,137)

Balance, ending	$5,804,856	$3,643,005

Note 14. Income Taxes

Current and deferred income tax components

The components of income tax expense (all Federal) are as follows:

	2003	2002	2001
Current	$656,624	$201,446	$32,145
Deferred	(206,525)	(73,156)	(1,877)
Deferred tax asset valuation allowance change	(155,844)	(128,290)	(30,268)

	$294,255	$—	$—

Rate reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate included in the statement of operation follows:

	2003	2002	2001
Tax at statutory federal rate	$445,759	$119,504	$28,133
Other	4,340	8,786	2,135
Deferred tax asset valuation allowance change	(155,844)	(128,290)	(30,268)

	$294,255	$—	$—

Notes to Consolidated Financial Statements

Note 14. Income Taxes, continued

Deferred income tax analysis

The components of net deferred tax assets (all Federal) at December 31 are summarized as follows:

	2003	2002
Deferred tax assets
Allowance for loan losses	$677,323	$388,840
Loan fees	50,127	41,451
Organizational expenses	17,298	39,148

Deferred tax assets	744,748	469,439

Deferred tax liabilities
Accretion of bond discount	3,804	8,629
Depreciation	144,964	71,375

Deferred tax liabilities	148,768	80,004

Deferred tax asset valuation allowance	—	(155,844)

Net deferred tax asset	$595,980	$233,591

Note 15. Commitments and Contingencies

Litigation

In the normal course of business the Company may be involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements. The Company was not a party to any litigation at December 31, 2003.

Financial instruments with off-balance-sheet risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Company’s commitments at December 31, 2003 and 2002 is as follows:

	2003	2002
Commitments to extend credit	$26,131,924	$21,030,000
Standby letters of credit	1,147,000	920,000

	$29,563,633	$21,950,000

Notes to Consolidated Financial Statements

Note 15. Commitments and Contingencies, continued

Financial instruments with off-balance-sheet risk, continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of credit risk

Substantially all of the Bank’s loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank’s primary focus is toward consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $1,200,000.

The Bank from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Other commitments

The Bank has entered into employment agreements with certain of its key officers covering duties, salary, benefits, provisions for termination and Bank obligations in the event of merger or acquisition.

Note 16. Regulatory Restrictions

Dividends

The Company’s dividend payments will be made primarily from dividends received from the Bank. The Bank, as a Virginia banking corporation, may pay dividends only out of its retained earnings. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank.

Capital requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Notes to Consolidated Financial Statements

Note 16. Regulatory Restrictions, continued

Capital requirements, continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2003 and 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003 and 2002, the Bank met the criteria to be considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2003 and 2002 are also presented in the following table (in thousands). The holding company has no significant assets other than the investment in the Bank at December 31, 2002. Therefore, there is no material difference between consolidated and the following Bank only ratios for that year.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003:
Total Capital (to Risk-Weighted Assets)
Community First Bank	$14,703	11.03%	$10,665	8.00%	$13,332	10.00%
Consolidated	$17,350	12.78%	$10,862	8.00%	$13,578	10.00%
Tier I Capital (to Risk-Weighted Assets)
Community First Bank	$13,031	9.77%	$5,333	4.00%	$7,999	6.00%
Consolidated	$13,178	9.71%	$5,431	4.00%	$8,147	6.00%
Tier I Capital (to Average Assets)
Community First Bank	$13,031	8.03%	$6,489	4.00%	$8,111	5.00%
Consolidated	$13,178	8.00%	$6,587	4.00%	$8,234	5.00%

December 31, 2002:
Total Capital (to Risk-Weighted Assets)	$12,340	10.31%	$9,571	8.00%	$11,964	10.00%
Tier I Capital (to Risk-Weighted Assets)	$11,038	9.23%	$4,785	4.00%	$7,178	6.00%
Tier I Capital (to Average Assets)	$11,038	8.34%	$5,291	4.00%	$6,614	5.00%

Notes to Consolidated Financial Statements

Note 16. Regulatory Restrictions, continued

Inter-company transactions

Legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers’ acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $1,300,000 at December 31, 2003. No 23A transactions existed at December 31, 2003.

Note 17. Preferred Stock

On May 13, 2002 the shareholders approved the articles of incorporation which authorized the issue of up to 1,000,000 shares of preferred stock and the issue of shares of new preferred stock from time to time in the future, in one or more series, and to fix and determine the relative rights and preferences of these shares, or of each series of shares, at the time of issuance and without the further approval of shareholders.

During 2002 the Corporation’s Board of Directors created a series of preferred stock consisting of 325,000 shares of non-cumulative, convertible preferred stock that provides for stated annual dividend of $.50 per share (“Series A Preferred Stock”). Each share of preferred stock is convertible to one same of common stock within two years after the preferred stock is issued. Through December 31, 2002, the Corporation had sold an aggregate of 265,100 shares of these shares at a price of $10.00 per share in a private offering to a group of “accredited investors,” including certain of the Corporation’s directors and existing shareholders. The proceeds from the sale of those shares was used to enhance the capital position of the Bank, to purchase 62,700 shares of Highlands Community Bank common stock and for general corporate activities conducted by the Corporation. In 2003 an additional 34,900 shares were sold, the proceeds were used to support the capital position of the Bank.

These shares of preferred stock have preferences over, or special terms that differ from common stock, including, among other things:

•	the right to receive dividends (which may be cumulative or non-cumulative) at a stated rate before any dividend may be paid on common stock or its other shares of preferred stock; and

•	the right to receive a stated distribution upon any liquidation of the Corporation before any distribution could be made to holders of common stock or its other preferred stock.

Additional shares of preferred stock that may be issued in the future will have preferences over common stock and possibility preexisting preferred stock.

Notes to Consolidated Financial Statements

Note 18. Parent Company Financial Information

Condensed financial information of Community First Financial Corporation is presented as follows:

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Cash and due from banks	$256,642	$102,155
Investment securities available for sale	672,000	672,000
Loans	1,787,685	—
Investment in subsidiary bank at equity	12,965,295	11,041,302
Other	5,165	—

Total assets	$15,686,787	$11,815,457

Liabilities
Accounts payable and other liabilities	$10,348	$—
Subordinated debt	2,500,000	—

Total liabilities	2,510,348	—

Stockholders’ equity
Preferred stock	2,970,989	2,621,989
Common stock	8,883,295	8,883,295
Retained earnings	1,324,316	307,514
Other comprehensive income	(2,161)	2,659

Total stockholders’ equity	13,176,439	11,815,457

Total liabilities and stockholders’ equity	$15,686,787	$11,815,457

Statements of Income

Years ended December 31, 2003 and 2002

	2003	2002
Income
Interest Income	$13,574	$—

Expenses
Professional fees	19,370	28,972
Interest expense	24,914
Other expenses	12,134	18,862

Total expenses	56,418	47,834

Loss before income taxes and equity in undistributed income of subsidiary	(42,844)	(47,834)

Income tax benefit	(30,834)	—

Loss before equity in undistributed income of subsidiary	(73,678)	(47,834)

Equity in undistributed income of subsidiary	1,028,812	355,348

Net income	$1,016,802	$307,514

Notes to Consolidated Financial Statements

Note 18. Parent Company Financial Information, continued

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities
Net income	$1,016,802	$307,514
Adjustments:
Increase in equity in undistributed income of subsidiary	(1,028,812)	(355,348)
Other assets	(5,165)	—
Other liabilities	10,347	—

Net cash used by operating activities	(6,828)	(47,834)

Cash flows from investing activities
Purchase of investment securities	—	(1,800,000)
Purchase of loans receivable	(1,787,685)	—
Investment in subsidiary	(900,000)	(672,000)

Net cash used by investing activities	(2,687,685)	(2,472,000)

Cash flows from financing activities
Issuance of preferred stock, net	349,000	2,621,989
Proceeds from issuance of subordinated debt	2,500,000	—

Net cash provided by financing activities	2,849,000	2,621,989

Increase in cash and due from banks	154,487	102,155

Cash and cash equivalents, beginning	102,155	—

Cash and cash equivalents, ending	$256,642	$102,155

Management’s Discussion and Analysis

To accurately understand the change in the Company’s financial statements, the following information is provided. The Company commenced operations on July 1, 2002 and was capitalized through the issuance of $9,686,130 in common stock. CFFC was organized for the sole purpose of becoming Community First Bank’s parent holding company. Community First Bank (“CFB” or “the Bank”) commenced operations on October 14, 1999 as a state charted, FDIC insured commercial bank. The Bank is also a member of the Federal Reserve Bank System. This commentary provides an overview of Community First Financial Corporation’s (“CFFC” or “the Corporation” or “the Company”) financial condition, changes in financial condition and results of operation for 2003 and 2002. The following discussion should assist readers in the analysis of the accompanying financial statements.

Critical Accounting Policy

The Bank’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to the audited financial statements included herein contain a summary of the significant accounting policies. Management believes the Bank’s policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, such as the recoverability of intangible assets, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, management considers the policies related to those areas as critical.

Summary of Results of Operations

2003 Compared to 2002

The Company had net income for the year ended December 31, 2003 0f $1,016,802 compared to $351,485 for the period ending December 31, 2002 an increase of 189%. Return on average assets was .64% and .32% in 2003 and 2002 respectively. Return on average shareholders’ equity was 8.47% in 2003 compared to 3.19% in 2002. Basic earnings per share for the year 2003 was $1.05 compared to $.36 for the year ended 2002 an increase of $.69 or 191.7%.

The Company continues an expansion program with the opening of its fourth banking office at 20479 Timberlake Road, and has opened a permanent office at 150 Front Street, Lovingston, Virginia. The bank has purchased lots in Amherst and Bedford, Virginia intended for future offices. This expansion program, along with the opening of additional banking offices in the future, will require increased operation cost and the expectation of reduced net income during the development stages of the new offices. The Bank believes that the establishment of strategically located facilities throughout Central Virginia is crucial to the Company’s continued growth and creation of long-term shareholder value.

Net Interest Income

The principal source of earnings for Community First Financial Corporation is net interest income. Net interest income is defined as the difference between interest and fees generated by earning assets and the cost of funds supporting those assets. As such, net interest income represents the gross profit from the Bank’s lending, investment and funding activities.

A large number of variables interact to effect net interest income. Included are variables such as changes in mix and volume of earning assets and interest bearing liabilities, market interest rates and the statutory Federal tax rate. It is management’s ongoing policy to maximize net interest income through the development of balance sheet and pricing strategies while maintaining appropriate risk levels as set by the Board.

The Company’s net interest income totaled $5.426 million and $3.813 million for 2003 and 2002, respectively, representing an increase of $1.613 million or 42.3%. This increase was primarily the result of an increase in average earning assets of $44.9 million or 43.1%.

Management’s Discussion and Analysis

Other Operating Income and Other Operating Expenses

Having concentrated on basic banking services in its first years of operations, the only area of non-interest income that has contributed significantly to earnings is mortgage loan origination fees. Management expects these fees to decrease in 2004 as long term rates have stabilized. Other operating income increased to $1,018,460 from $626,477, an increase of $391,983 or 62.6% in 2003 over 2002. Substantially all of the increase is attributable to service charges and fees on deposit accounts.

Other operating expenses increased to $4.2 million in 2003 from $3.3 million in 2002 or 27.3%. During 2003 CFB opened its fourth office at 20476 Timberlake Road Lynchburg, Virginia, and relocated the Lovingston office to a permanent location at 150 Front Street, Lovingston Virginia.

Bank-wide salary and employee benefit expenses increased by $514,245 or 27.4% in 2003 over 2002 due primarily to increased staff. Occupancy and equipment expense and stationery supplies expense increased by $349,550 or 24.5% primarily due to the increase in the number of customers and accounts, relocation of the Lovingston Office in April 2003 and opening the Timberlake Road office.

Summary of Statements of Financial Condition

Assets

At December 31, 2003, the Company had total assets of $159.9 million, representing a increase of $20.1 million or 14.4% over December 31, 2002 balance of $139.8 million. Loan growth has been strong due to the growth of the local economy and business development efforts since opening.

Loans

The net loan portfolio totaled $133.6 and $120.6 million for 2003 and 2002, respectively, representing an increase of $13.0 million or 10.8%. Real estate loans, both mortgage and construction, increased by $15.4 million to $96.4 million. Consumer loans increased from $11.4 million to $14.6 million while commercial loans increased to $22.9 million from $21.5 million. Mortgage loans available for sale decreased from $8.2 million to $.2 million due to decreased in demand for mortgage refinancing and increase emphasis on brokered originations. Consistent with its focus on providing community based financial services, the Bank generally does not make loans outside its principal market regions. By policy it does not originate or purchase leveraged loans or loans to foreign entities or individuals.

The Bank had one non-performing loan, repossessed and foreclosed properties at December 31, 2003 and at December 31, 2002, totaling $1,366,943 and $0, respectively.

Provision/Allowance for Loan Losses

The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management’s evaluation of the credit quality and risk of the loan portfolio. The Bank maintains an allowance which management believes represents a conservative estimate of potential losses in the Bank’s loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus the growth (if any) in the loan portfolio. In determining the adequacy of the allowance for loan losses, management uses a methodology, which specifically identifies and reserves for high-risk loans. A general reserve is established of non-specifically reserved loans. Loans in non-accrual status and over ninety days past due are considered in this evaluation as well as other loans, which may be a potential loss.

From the Bank’s inception, management and the Board have endeavored to systematically build up the allowance to a meaningful level. The 2003 provision of $903,000 increased the allowance to $2,128,000. There was a provision of $785,000 in 2002. Management and the Board of Directors believe that the allowance at year-end was adequate relative to the current levels of risk in the portfolio. Continued loan growth will warrant additional provisions in the future. The allowance for loan losses as a percentage of gross loans was 1.57% and 1.08% at December 31, 2003 and 2002 respectively. The increase in the provision was in anticipation of potential losses related to nonaccrual loans totaling $1,366,943.

Management’s Discussion and Analysis

Loan charge-offs totaled $83,000 in 2003 and $458,003 in 2002 and recoveries were $7,000 and $17,662 respectively in 2003 and 2002.

Securities and Federal Funds Sold

At year-end 2003 securities totaled $10.983 million compared to $4.5 million on December 31, 2002. Federal funds sold totaled $2.1 million in 2003 and none in 2002. Federal funds purchased were $4.8 million in 2002. There were no federal funds purchased at December 31, 2003. These federal funds sold supported additional liquidity.

Deposits

Deposits totaled $143.3 and $122.5 million at December 31, 2003 and 2002 respectively, representing an increase of 17.0%. As the Bank concentrated on developing commercial relationships, demand deposit accounts increased from $8.5 million to $12.2 million or 43.5%. Certificates of Deposit accounts decreased to $82.3 million from $86.0 million or 4.3%.

Shareholders’ Equity

Future growth and expansion of the Company is dictated by its capital base. The adequacy of the Company’s capital is reviewed by management on an ongoing basis with reference to the size, composition and quality of the company’s asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that assures an adequate level to support anticipated asset growth and absorb potential losses. During 2002 the Company increased equity through the private placement of 265,000 shares of preferred stock, increasing equity by $2.6 million and an additional 35,000 in 2003 increasing equity by $0.3 million.

Shareholders’ equity was $13.2 million at the end of 2003 compared to $11.8 at the end of 2002 or an 11.9% increase. The Bank’s equity to asset ratio at December 31, 2003 was 8.2% compared to 8.4% at December 31, 2002.

Liquidity, Market Risk and Interest Sensitivity

The objectives of the Bank’s liquidity management policy are to provide adequate funds to meet the needs of depositors and borrowers at all times, as well as providing funds to meet the basic needs for ongoing operations, and to allow funding of lower-term investment opportunities and regulatory requirements. Sufficient assets are maintained on a short-term basis to meet the liquidity demands anticipated by management. The most immediate and efficient source of liquidity are short-term investments, which include federal funds sold and securities maturing within one year.

Market risk is the risk of loss arising from adverse changes in interest rates. Interest rate risk can be measured by looking at the volatility of projected net interest income as a result of possible changes in interest rates over a given period of time. The Bank’s goal is to limit interest rate exposure to prudent levels as determined by the Bank’s Board of Directors. The Board establishes limits on the earnings at risk for a particular period, usually defined as the next twelve months. Actions that can be taken to manage interest rate risk include changing the mix of floating rate versus fixed rate earning assets and funding sources, changes in average maturities within the securities available for sale portfolio through sales and purchases, and product development efforts to attract new loans and deposits.

Another tool for assessing interest rate risk is the quantification of the economic fair value of shareholders’ equity (EVE). Economic value of equity consists of the present value of all future cash flows from assets and liabilities. Potential, changes in the EVE are calculated by projecting cash flows and computing present values under a series of different rate scenarios.

While Community First Bank believes that these methodologies provide a meaningful representation of the Bank’s interest rate sensitivity, the methodologies do not necessarily take into account all developments which can have an effect on net interest income, such as changes in credit quality or changes in the amount and composition of earning assets and sources of funds.

Management’s Discussion and Analysis

Information contained in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” may contain forward-looking statements with respect to the Bank’s financial condition and results of operation. These forward-looking statements may involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, an increase in competitive pressures in the banking industry, economic conditions, adverse technological change, changes in the interest rate environment or the Bank’s interest rate position, and the impact of future legal and regulatory actions. It is important to note that the actual results may differ materially from those projected in forward- looking statements.

Directors and Officers

Board of Directors

R. Thomas Beach	Retired President of Beach Medical

A. C. (Buzzy) Coleman, Jr.	Chairman of the Board, Coleman Adams Construction

Frank C. Crist, Jr. DDS	President, Brady & Crist Dentists

G. Scott Garrett, M.D.	General Surgeon

Walter G. (Chip) Mason, II	Senior Vice President – Retail Banking Community First Bank

Thomas S. Mignogna	Retired CEO of Limitorque Corporation

Dr. Larry H. Redmond	Radiologist, Radiology Consultant

Daniel P. Thornton	National Accounts Manager, Progress Printing

John L. Wynne	President & CEO Community First Bank

Corporate Officers

F. F. “Bucky” Falls	Vice President

W. G. “Chip” Mason, II	Vice President

J. Michael Thomas	Vice President

John L. Wynne	President and Chief Executive Officer

Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held Monday, May 10, 2004 at 2:00 p.m., The Aviary, 402 Grove Street, Lynchburg, Virginia.

Requests for Information

Requests for information should be directed to Mr. F. F. Falls, Vice President and Secretary, at Community First Bank, Post Office Box 4314, Lynchburg, VA 24502; telephone (434) 386-6300. A copy of the Company’s Form 10-KSB for 2003 will be available on the internet at www.sec.gov, after March 30, 2004.

Independent Auditors	Stock Transfer Agent
Larrowe & Company, PLC	Registrar and Transfer Company
Certified Public Accountants	10 Commerce Drive
Post Office Box 760	Cranford, New Jersey 07016-3572
Galax, Virginia 24333

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Main Office

1646 Graves Mill Road

Lynchburg, Virginia 24502

(434) 386-6300

Langhorne Road Office	Timberlake Office	Lovingston Office
2301 Langhorne Road	20479 Timberlake Road Office	150 Front Street
Lynchburg, Virginia 24502	Lynchburg, Virginia 24502	Lovingston, VA 22949
(434) 386-6330	(434) 455-6530	(434) 263-6301