Form 10KSB, Exhibit 13
period 2004-12-31
COMMUNITY FIRST FINANCIAL CORP
filed 2005-03-29
CIK 1176266

2004 Annual Report

Table of Contents

Letter to Shareholders	1

Independent Auditor’s Report	2

Consolidated Balance Sheets	3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Stockholders’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7

Management’s Discussion and Analysis	27

Board of Directors and Officers	31

Stockholder Information	32

To our Shareholders, Customers and Friends:

On behalf of the Board of Directors and staff of Community First Financial Corporation (CFFC), I am pleased to present our 2004 annual report. While the year presented numerous challenges, your company met the challenges and better prepared itself for the future. As you can see from the financial information to follow the Company’s before tax profit exceeded that of 2003 but a much larger income tax liability reduced after tax profitability.

During the year, we purchased locations in Amherst and Bedford, for future expansion. Growth remains a primary goal in meeting the needs of our customers and the local communities we serve. Growth not only means more convenient locations and services, but a more diversified and thus stable institution. We experienced growth in our staff, by employing additional seasoned loan and mortgage officers. We have developed both the infrastructure and personnel to support projected growth in 2005.

Mark W. Whorley joined Community First Bank in 2004 as Wealth Management Consultant and serves as our Insurance and Investment Executive. He is located at our Langhorne Road office and works with individuals and small businesses offering a variety of services such as, retirement planning, life insurance, fixed income investments and property and casualty insurance. Thanks to partnerships with Bankers Insurance and UVEST, CFFC is able to offer many of the same financial conveniences as our larger competitors with better value and much more personalized service.

Our Board of Directors approved a 6 for 5 common stock split, effective in the form of a 20% stock dividend in October of 2004. More recently (In 2005) our stock was approved to trade on the Over-the-Counter Bulletin Board under the trading symbol CYFC. More information regarding the trading of our stock can be found on our website www.cfbonline.com.

Our customers continue to be a main focus and our long-term success depends upon how well we provide services which “Exceed Expectations.” During 2005 we anticipate introducing additional competitive new products to satisfy our existing customers and gain new ones.

The year 2005 will offer both opportunities and challenges. While striving to manage the balance between personal service and technology, continued emphasis in all of our markets will be increasing loans and deposits, which drive growth in our net revenues.

I extend our appreciation for the guidance and leadership of John R. Alford and Lewis A. Marsh, both of whom retired from our Board of Directors in 2004 after 6 years of service. Both Alford and Marsh served as founding directors of CFB & CFFC and were instrumental in the organizations’ success.

My thanks to our customers, employees, board members and our communities for their continued confidence and support. Our goal is to provide a true personal banking “relationship” and a style of banking that introduces our customers to low stress, high quality service. We invite you to stop in and let us show you what Community Banking is all about. As always, I welcome your comments and suggestions.

Sincerely,

John L. Wynne
President & CEO

Independent Auditor’s Report

Board of Directors and Stockholders

Community First Bank

Lynchburg, Virginia

We have audited the consolidated balance sheets of Community First Financial Corporation and subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First Financial Corporation at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Larrowe & Company, plc

Galax, Virginia

February 11, 2005

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Cash and due from banks	$7,236,913	$7,477,274
Interest-bearing deposits with banks	223,332	22,845
Federal funds sold	—	2,146,000
Investment securities available-for-sale	10,507,984	9,914,288
Restricted equity securities	885,636	1,069,036
Loans, net of allowance for loan losses of $1,392,127 in 2004 and $2,128,881 in 2003	129,141,958	133,604,555
Loans held for sale	—	202,000
Property and equipment, net	4,277,253	4,206,099
Accrued income	545,824	478,447
Other assets	3,719,240	778,042

Total assets	$156,538,140	$159,898,586

Liabilities and Stockholders’ Equity
Liabilities
Noninterest-bearing deposits	$17,615,739	$12,208,672
Interest-bearing deposits	121,824,321	131,058,743

Total deposits	139,440,060	143,267,415
Federal funds purchased	275,000	—
Subordinated debt	2,500,000	2,500,000
Accrued interest payable	309,031	299,515
Other liabilities	166,208	655,217

Total liabilities	142,690,299	146,722,147

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock $10 par value; 1,000,000 shares authorized; 300,000 shares issued and outstanding in 2004 and 2003	2,970,989	2,970,989
Common stock, no par value; 10,000,000 shares authorized; 1,162,326 and 1,162,336 shares issued and outstanding in 2004 and 2003, respectively	9,650,323	9,650,427
Retained earnings	1,268,482	557,184
Accumulated other comprehensive income (loss)	(41,953)	(2,161)

Total stockholders’ equity	13,847,841	13,176,439

Total liabilities and stockholders’ equity	$156,538,140	$159,898,586

See Notes to Consolidated Financial Statements

Consolidated Statement of Income

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest income
Loans and fees on loans	$8,464,133	$9,128,708	$7,208,293
Federal funds sold	48,788	38,056	34,056
Investment securities, taxable	242,847	139,627	104,479
Deposits with banks	714	185	187

Total interest income	8,756,482	9,306,576	7,347,015

Interest expense
Deposits	3,032,266	3,843,583	3,510,725
Other borrowings	104,053	37,415	22,909

Total interest expense	3,136,319	3,880,998	3,533,634

Net interest income	5,620,163	5,425,578	3,813,381
Provision for loan losses	485,044	903,000	785,000

Net interest income after provision for loan losses	5,135,119	4,522,578	3,028,381

Noninterest income
Service charges on deposit accounts	287,386	224,966	162,070
Mortgage loan origination fees	43,536	730,393	359,945
Other service charges and fees	91,657	63,101	104,462
Gain on sales of securities	157,500	—	—

Total noninterest income	580,079	1,018,460	626,477

Noninterest expense
Salaries and employee benefits	2,129,353	2,390,436	1,876,191
Occupancy and equipment expense	683,434	582,478	476,836
Data processing	135,945	127,952	109,837
Other expense	1,452,506	1,129,115	840,509

Total noninterest expense	4,401,238	4,229,981	3,303,373

Income before income taxes	1,313,960	1,311,057	351,485
Income tax expense	452,662	294,255	—

Net income	861,298	1,016,802	351,485

Preferred stock dividends	(150,000)	—	—

Net income available to common stockholders	$711,298	$1,016,802	$351,485

Basic earnings per share(1)	$.61	$.87	$.30

Diluted earnings per share(1)	$.55	$.66	$.29

Weighted average common shares outstanding	1,162,334	1,162,336	1,162,336

Weighted average common shares outstanding, diluted	1,563,408	1,535,735	1,231,840

(1)	Adjusted for 6 for 5 stock split in 2004.

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholder’s Equity

Years ended December 31, 2004, 2003 and 2002

	Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Preferred	Common
Balance, December 31, 2001	$—	$9,650,427	$(811,103)	$168	$8,839,492
Shares sold	2,651,000	—	—	—	2,651,000
Stock issuance costs	(29,011)	—	—	—	(29,011)

Comprehensive income
Net income	—	—	351,485	—	351,485
Net change in unrealized appreciation on investment securities available-for-sale	—	—	—	2,491	2,491

Total comprehensive income					353,976

Balance, December 31, 2002	2,621,989	9,650,427	(459,618)	2,659	11,815,457
Shares sold	349,000	—	—	—	349,000
Comprehensive income
Net income	—	—	1,016,802	—	1,016,802
Net change in unrealized appreciation (depreciation) on investment securities available-for-sale, net of taxes of $2,483	—	—	—	(4,820)	(4,820)

Total comprehensive income					1,011,982

Balance, December 31, 2003	2,970,989	9,650,427	557,184	(2,161)	13,176,439
Fractional shares purchased	—	(104)	—	—	(104)
Comprehensive income
Net income	—	—	861,298	—	861,298
Net change in unrealized appreciation (depreciation) on investment securities available-for-sale, net of taxes of $33,051	—	—	—	64,158	64,158
Reclassify realized gains of sales of securities, net of taxes of $(53,550)	—	—	—	(103,950)	(103,950)

Total comprehensive income					821,506
Dividends declared on convertible preferred stock ($.50 per share)	—	—	(150,000)	—	(150,000)

Balance, December 31, 2004	$2,970,989	$9,650,323	$1,268,482	$(41,953)	$13,847,841

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities
Net income	$861,298	$1,016,802	$351,485
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	369,055	315,618	253,009
Deferred taxes	338,017	(362,389)	(201,446)
Accretion of discount on securities net of amortization of premiums	(10,686)	(40,784)	(32,337)
Provision for loan losses	485,044	903,000	785,000
Gain on sales of investment securities	(157,500)	—	—
Changes in assets and liabilities:
Loans held-for-sale	202,000	8,026,574	(6,703,314)
Accrued income	(67,377)	2,017	(149,718)
Other assets	(8,714)	(71,811)	(52,038)
Accrued interest payable	9,516	(8,005)	31,339
Other liabilities	(489,009)	348,027	(76,015)

Net cash provided (used) by operating activities	1,531,644	10,129,049	(5,794,035)

Cash flows from investing activities
Net (increase) decrease in federal funds sold	2,146,000	(2,146,000)	—
Purchases of investment securities	(15,008,303)	(15,245,912)	(9,032,950)
Maturities of investment securities	14,015,000	8,834,000	8,985,193
Redemptions of restricted equity securities	183,400	—	—
Proceeds from sales of investment securities	507,500	—	—
Net (increase) decrease in loans	3,977,553	(13,876,084)	(45,794,790)
Purchases of property and equipment	(440,209)	(1,699,780)	(810,144)
Purchase of bank owned life insurance	(3,250,000)	—	—

Net cash (used in) provided by investing activities	2,130,941	(24,133,776)	(46,652,691)

Cash flows from financing activities
Net increase in noninterest-bearing deposits	5,407,067	3,706,085	2,088,153
Net increase (decrease) in interest-bearing deposits	(9,234,422)	17,063,495	46,017,800
Net increase (decrease) in federal funds purchased	275,000	(4,824,000)	2,100,000
Proceeds from issuance of subordinated debt	—	2,500,000	—
Issuance of preferred stock, net of costs	—	349,000	2,621,989
Fractional shares purchased	(104)	—	—
Dividends paid on preferred stock	(150,000)	—	—

Net cash provided by (used in) financing activities	(3,702,459)	18,794,580	52,827,942

Net increase (decrease) in cash and cash equivalents	(39,874)	4,789,853	381,216
Cash and cash equivalents, beginning	7,500,119	2,710,266	2,329,050

Cash and cash equivalents, ending	$7,460,245	$7,500,119	$2,710,266

Supplemental disclosure of cash flow information
Interest paid	$3,126,803	$3,889,003	$3,502,295

Taxes paid	$509,530	$311,601	$68,302

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

Securities held-to-maturity

Bonds, notes, and debentures for which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. All securities held by the Bank at December 31, 2004 and 2003 were classified as available-for-sale.

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

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Property and equipment

Land is carried at cost. Company premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	39-40
Furniture and equipment	5-10

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

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004) (“SFAS 123(R)”), Share-Based Payments. SFAS 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments, such as stock options granted to employees. The Bank will likely apply SFAS 123(R) on a modified prospective method. Under this method, the Bank is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted stock option awards that remain outstanding at the date of adoption. In addition, the Bank may elect to adopt SFAS 123(R) by restating previously issued financial statements, basing the amounts on the expense previously calculated and reported in the pro forma disclosures that had been required by SFAS 123, Accounting for Stock-Based Compensation. SFAS 123(R) will become effective for the Company in January, 2006.

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $603,000 and $879,000 for the periods including December 31, 2004 and 2003, respectively.

Notes to Consolidated Financial Statements

Note 3. Securities

Debt and equity securities have been classified in the balance sheets according to management’s intent. The carrying amount of securities (all available-for-sale) and their approximate fair values at December 31, 2004 and 2003 follow:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2004
U.S. Government agency securities	$10,249,550	$—	$(63,566)	$10,185,984
Equity securities	322,000	—	—	322,000

	$10,571,550	$—	$(63,566)	$10,507,984

2003
U.S. Government agency securities	$9,245,561	$—	$(3,273)	$9,242,288
Equity securities	672,000	—	—	672,000

	$9,917,561	$—	$(3,273)	$9,914,288

The fair value of securities with unrealized losses was $10,185,984 at December 31, 2004. None of these securities had been in an unrealized loss position for one-year or more. Management considers the nature of the investment, the underlying causes of the decline in market value, the severity and duration of the decline in market value and other evidence, on a security by security basis, in determining if the decline in market value is other than temporary. Management believes all unrealized losses to be temporary in nature.

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

Investment securities with a market value of approximately $1,479,053 and $3,245,000 were pledged as collateral on public deposits at December 31, 2004 and 2003, respectively. Gross proceeds from the sale of securities available for sale amounted to $507,500 for the year ended December 31, 2004. There was a realized gain of $157,500 on the sale of investment securities for the year ended December 31, 2004. There were no gross proceeds from sales of securities available for sale and there were no realized gains or losses on the sales or maturities of investment securities for the years ended December 31, 2003 or 2002.

The amortized cost and fair value of debt securities (all available-for-sale) at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity maturities have no stated maturity date and are excluded from the following table.

	Amortized Cost	Fair Value
Due within one year	$2,994,550	$2,992,551
Due after one year through five years	7,255,000	7,193,433

	$10,249,550	$10,185,984

Notes to Consolidated Financial Statements

Note 4. Loans Receivable

The major components of loans in the balance sheet at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Commercial	$19,109,268	$22,909,461
Real estate:
Construction and land development	10,512,676	14,874,616
Farmland	370,440	206,647
Residential, 1-4 families	41,566,239	43,416,181
Residential, 5 or more families	3,861,220	2,566,317
Nonfarm, nonresidential	47,897,975	44,175,581
Consumer	5,254,990	4,968,081
Other	2,150,230	2,763,985

	130,723,038	135,880,869
Net deferred loan fees	(188,953)	(147,433)
Allowance for loan losses	(1,392,127)	(2,128,881)

	$129,141,958	$133,604,555

Note 5. Allowance for Loan Losses

An analysis of the changes in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Balance, beginning	$2,128,881	$1,301,659	$957,000
Provision charged to expense	485,044	903,000	785,000
Recoveries of amounts charged off	8,542	7,222	17,662
Amounts charged off	(1,230,340)	(83,000)	(458,003)

Balance, ending	$1,392,127	$2,128,881	$1,301,659

The following is a summary of information pertaining to impaired and nonperforming loans at December 31:

	2004	2003
Impaired loans without a valuation allowance	$285,254	$—
Impaired loans with a valuation allowance	314,839	1,366,943

Total impaired loans	$600,093	$1,366,943

Valuation allowance related to impaired loans	$102,338	$785,065

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses, continued

Non-accrual loans and loans past due 90 days or more at December 31, 2004 were approximately $600,000 and $301,000 respectively. Those loans were approximately $1,367,000 and $154,000, respectively at December 31, 2003. The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, 2004 and 2003 is summarized below:

	2004	2003
Average investment in impaired loans	$394,901	$341,355

Interest income recognized for the year	$—	$70,284

Interest income recognized on a cash basis for the year	$—	$70,284

The Company is not committed to lend additional funds to debtors whose loans are impaired or have been modified.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2004 and 2003 are as follows:

	2004	2003
Land, buildings and improvements	$3,748,416	$3,367,108
Furniture and equipment	1,805,407	1,746,611

Property and equipment, total	5,553,823	5,113,719

Less accumulated depreciation	1,276,570	907,620

Property and equipment, net of depreciation	$4,277,253	$4,206,099

Depreciation expense was approximately $369,000, $316,000 and $253,000 in 2004, 2003 and 2002, respectively.

The Company leases two branch facilities accounted for as operating leases. The leases will expire March 31, 2007 and December 31, 2008. Rental expense under these leases for the years ended December 31, 2004, 2003 and 2002 was $123,821, $93,863 and $63,400, respectively. Future non-cancelable lease payments are as follows:

2005	$126,000
2006	82,000
2007	47,400
2008	37,200
2009	—

$292,600

Note 7. Bank Owned Life Insurance

The Bank paid $3,250,000 for bank owned life insurance policies in November 2004. The earnings from these policies will be used to offset employee benefit costs. The cash surrender value of these policies, which is included in other assets on the accompanying consolidated balance sheets was $3,262,145 as of December 31, 2004.

Notes to Consolidated Financial Statements

Note 8. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2004 and 2003 was approximately $18,867,788 and $17,971,000, respectively. At December 31, 2004, the scheduled maturities of time deposits are as follows:

2005	$42,732,614
2006	12,439,593
2007	9,924,620
2008	4,171,019
2009	6,124,520
Thereafter	785,932

$76,178,298

Demand deposit accounts with overdraft balances that were reclassified as loans amounted to $3,840 and $68,276 at December 31, 2004 and 2003, respectively.

Note 9. Short-term Debt

Short-term debt consists of federal funds purchased, which generally mature within one to four days from the transaction date. Additional information at December 31, 2004 and 2003 is summarized below:

	2004	2003
Outstanding balance at December 31	$275,000	$—

Year-end weighted averaged rate	2.40%	—%

Daily average outstanding during the year	$61,661	$540,986

Average rate for the year	1.62%	1.12%

Maximum outstanding at any month-end during the year	$794,000	$4,000,000

At December 31, 2004, the Company had established lines of credit of approximately $9,450,000 with various correspondent banks to provide additional liquidity if, and as needed. In addition, the Bank has the ability to borrow up to $12,630,000 from the Federal Home Loan Bank, subject to pledging of collateral.

Note 10. Long-term Debt

On September 26, 2003, the Company issued subordinated debt maturing September 26, 2015 in the amount of $2,500,000. The adjustable-rate instrument is tied to the Wall Street Journal prime rate less 0.25%. The interest rate was 5.00% at December 31, 2004.

Notes to Consolidated Financial Statements

Note 11. Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (dollars in thousands):

	December 31, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$7,460	$7,460	$7,500	$7,500
Federal funds sold	—	—	2,146	2,146
Securities, available-for-sale	10,508	10,508	9,914	9,914
Restricted equity securities	886	886	1,069	1,069
Loans, net of allowance for loan losses	129,142	133,587	133,605	133,082
Loans held for sale	—	—	202	202

Financial liabilities
Deposits	139,440	139,882	143,267	144,392
Federal funds purchased	275	275	—	—
Subordinated debt	2,500	2,500	2,500	2,500

Note 12. Earnings per Share

The following table details the computation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 (adjusted for the 6-for-5 stock split declared October 25, 2004).

	2004	2003	2002
Net income	$861,298	$1,016,802	$351,485
Preferred stock dividend	(150,000)	—	—

Net income (income available to common shareholders)	$711,298	$1,016,802	$351,485

Weighted average common shares outstanding	1,162,334	1,162,336	1,162,336
Effect of dilutive options	41,074	17,964	17,855
Effect of dilutive convertible preferred stock	360,000	355,435	51,649

Weighted average common shares outstanding, diluted	1,563,408	1,535,735	1,231,840

Basic earnings per share	$.61	$.87	$0.30

Diluted earnings per share	$.55	$.66	$0.29

Note 13. Benefit Plans

Defined Contribution Plan

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Bank may make additional contributions at the discretion of the Board of Directors. The Company made a contribution in the amount of $20,400 in 2004 and no contribution in 2003 or 2002.

Notes to Consolidated Financial Statements

Note 13. Benefit Plans, continued

Flexible Benefits Plan

The Company maintains a Flexible Benefits Plan which covers substantially all employees. Participants may set aside pre-tax dollars to provide for the future expenses such as insurance, dependant care or health care. The Company makes no contributions to this plan.

Stock Option Plan

During 2000, the Company adopted a long-term incentive stock option plan under which up to 240,000 (adjusted for the 6-for-5 stock split declared October 25, 2004) shares of stock may be issued. Shares subject to the plan may be issued in any combination of incentive stock options, non-incentive stock options, restricted stock or stock appreciation rights, provided that the total value of shares issued pursuant to incentive stock options may not exceed $100,000 to any individual. Termination of restrictions on any restricted stock granted or expiration of stock appreciation rights are controlled by the terms of each individual grant. Incentive and non-incentive options expire no more than 10 years from the date of grant. Exercise prices of all options are determined by each individual grant except that incentive stock options may not be granted at less than fair market value and non-incentive stock options may not be granted at less than the initial subscription price of the Bank’s stock ($8.33) (adjusted for the 6-for-5 stock split declared October 25, 2004). Vesting of incentive stock options is determined in accordance with the terms of each option granted, but may not vest sooner than one year from the option grant date.

Activity under the plan during the years ended December 31, 2004, 2003, and 2002 is summarized below (adjusted for the 6-for-5 stock split declared October 25, 2004):

	Granted and Outstanding
	Available for Grant	Incentive Stock Options	Non-incentive Stock Options
Balance December 31, 2001	10,004	99,996	90,000
Forfeited	1,866	(1,866)	—

Balance December 31, 2002	11,870	98,130	90,000

Granted	(11,000)	11,000	—
Forfeited	11,666	(11,666)	—

Balance December 31, 2003	12,536	97,464	90,000

Granted	(7,500)	7,500	—
Forfeited	—	—	—
Stock split	1,008	20,992	18,000

Balance December 31, 2004	6,044	125,956	108,000

Notes To Consolidated Financial Statements

Note 13. Benefit Plans, continued

Stock Option Plan, continued

Additional information relating to the plan for the years ended December 31, 2004, 2003 and 2002 is listed below: (adjusted for the 6-for-5 stock split declared October 25, 2004):

	2004	2003	2002
Outstanding options at December 31:
Exercise price, beginning of the year(1)	$8.43	$8.44		$8.44
Exercise price, end of the year(1)	$8.46	$8.43		$8.44
Range of exercise prices:
From	$8.33	$8.33		$8.33
To	$9.17	$9.17		$9.17
Remaining contractual life in months(1)	60	70		82

Exercisable options outstanding at December 31:
Number	224,970	214,478		213,252
Exercise price(1)	$8.43	$8.40		$8.39

Weighted average exercise price of options:
Granted during the year	$13.00	$9.17		$—
Exercised during the year	$—	$—		$—
Forfeited during the year	$—	$9.17		$9.17
Expired during the year	$—	$—		$—

Significant assumptions used in determining fair value:
Risk-free interest rate	4.27%	4.27%		n/a
Expected life in years	10	10		n/a
Expected dividends	0.0%	0.0%		n/a
Expected volatility	0.0%	0.0%		n/a

Grant-date fair value:
Options granted during the year	$40,320	$41,690	$	n/a

Results of operations:
Compensation cost recognized in income for all stock-based compensation awards	$—	$—		$—

Pro forma net income before preferred stock dividend(2)	$834,687	$1,011,824		$151,930

Pro forma net income available to common stockholders(2)	$684,687	$1,011,824		$151,930

Pro forma income per common share(2)	$.59	$.87		$0.13

Pro forma income per diluted common share(2)	$.53	$.66		$0.12

(1)	Weighted average

(2)	As if the fair value based method prescribed by SFAS No. 123 has been applied, net of income taxes

Notes to Consolidated Financial Statements

Note 14. Transactions with Related Parties

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

Loans

Aggregate loan transactions with related parties are as follows:

	2004	2003
Balance, beginning	$5,804,856	$3,643,005
Advances	5,802,533	6,084,259
Repayments	(4,646,898)	(3,922,408)

Balance, ending	$6,960,491	$5,804,856

Note 15. Income Taxes

Current and deferred income tax components

The components of income tax expense are as follows:

	2004	2003	2002
Current	$114,645	$656,624	$201,446
Deferred	338,017	(206,525)	(73,156)
Deferred tax asset valuation allowance change	—	(155,844)	(128,290)

	$452,662	$294,255	$—

Rate reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate included in the statement of income follows:

	2004	2003	2002
Tax at statutory federal rate	$446,746	$445,759	$119,504
State income tax, net of federal benefit	3,722	—	—
Other	2,194	4,340	8,786
Deferred tax asset valuation allowance change	—	(155,844)	(128,290)

	$452,662	$294,255	$—

Notes To Consolidated Financial Statements

Note 15. Income Taxes, continued

Deferred income tax analysis

The components of net deferred tax assets at December 31 are summarized as follows:

	2004	2003
Deferred tax assets
Allowance for loan losses	$326,635	$677,323
Loan fees	64,244	50,127
Organizational expenses	—	17,298
Net unrealized loss on securities available for sale	21,612	1,112

Deferred tax assets	412,491	745,860

Deferred tax liabilities
Accretion of bond discount	678	3,804
Depreciation	132,238	144,964

Deferred tax liabilities	132,916	148,768

Net deferred tax asset	$279,575	$597,092

Note 16. Commitments and Contingencies

Litigation

In the normal course of business, the Company is involved in various legal proceedings. At December 31, 2004, the Bank was involved in litigation over a correspondent loan relationship. The case is being vigorously defended by the Bank. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

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

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Company’s commitments at December 31, 2004 and 2003 is as follows:

	2004	2003
Commitments to extend credit	$22,060,101	$26,131,924
Standby letters of credit	764,304	1,147,000

	$22,824,405	$27,278,924

Notes To Consolidated Financial Statements

Note 16. Commitments and Contingencies, continued

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

Concentrations of credit risk

Substantially all of the Bank’s loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank’s primary focus is toward consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $2,000,000.

The Bank from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Other commitments

The Bank has entered into employment agreements with certain of its key officers covering duties, salary, benefits, provisions for termination and Bank obligations in the event of merger or acquisition.

Note 17. Regulatory Restrictions

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

Notes To Consolidated Financial Statements

Note 17. Regulatory Restrictions, continued

Capital requirements, continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2004 and 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004 and 2003, the Bank met the criteria to be considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2004 and 2003 are also presented in the following table (in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:
Total Capital (to Risk-Weighted Assets)
Community First Bank	$15,158	11.73%	$10,336	8.00%	$12,920	10.00%
Consolidated	$17,782	13.49%	$10,544	8.00%	$13,180	10.00%
Tier I Capital (to Risk-Weighted Assets)
Community First Bank	$13,776	10.66%	$5,168	4.00%	$7,752	6.00%
Consolidated	$13,890	10.54%	$5,272	4.00%	$7,908	6.00%
Tier I Capital (to Average Assets)
Community First Bank	$13,776	8.86%	$6,216	4.00%	$7,771	5.00%
Consolidated	$13,890	8.83%	$6,293	4.00%	$7,867	5.00%

December 31, 2003:
Total Capital
Community First Bank	$14,703	11.03%	$10,665	8.00%	$13,332	10.00%
Consolidated	$17,350	12.78%	$10,862	8.00%	$13,578	10.00%
Tier I Capital (to Risk-Weighted Assets)
Community First Bank	$13,031	9.77%	$5,333	4.00%	$7,999	6.00%
Consolidated	$13,178	9.71%	$5,431	4.00%	$8,147	6.00%
Tier I Capital (to Average Assets)
Community First Bank	$13,031	8.03%	$6,489	4.00%	$8,111	5.00%
Consolidated	$13,178	8.00%	$6,587	4.00%	$8,234	5.00%

Notes To Consolidated Financial Statements

Note 17. Regulatory Restrictions, continued

Inter-company transactions

Legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers’ acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $1,380,000 at December 31, 2004. No 23A transactions existed at December 31, 2004.

Note 18. Preferred Stock

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

During 2002 the Company’s Board of Directors created a series of preferred stock consisting of 325,000 shares of non-cumulative, convertible preferred stock that provides for stated annual dividend of $.50 per share (“Series A Preferred Stock”). Each share of preferred stock is convertible to 1.2 shares of common stock (after the 6 for 5 common stock split declared on October 25, 2004) within two years after the preferred stock is issued. Through December 31, 2002, the Company had sold an aggregate of 265,100 shares of these shares at a price of $10.00 per share in a private offering to a group of “accredited investors,” including certain of the Company’s directors and existing shareholders. The proceeds from the sale of those shares was used to enhance the capital position of the Bank, to purchase 62,700 shares of Highlands Community Bank common stock and for general corporate activities conducted by the Company. In 2003 an additional 34,900 shares were sold, the proceeds were used to support the capital position of the Bank. The Company’s Board of Directors declared a cash dividend of $0.50 per outstanding share of convertible preferred stock payable October 25, 2004 to preferred stockholders of record on October 15, 2004. This represents the five percent dividend payable for 2004.

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

Additional shares of preferred stock that may be issued in the future will have preferences over common stock and possibly preexisting preferred stock.

Note 19. Common Stock Split

The Company’s Board of Directors declared a 6 for 5 common stock split in the form of a 20% stock dividend payable October 25, 2004 to common stockholders of record on October 15, 2004. Holders of record of common stock as of the record date received one additional share of common stock for every five shares they owned on that date. Cash was paid for fractional shares. A total of 193,713 additional shares of common stock were issued as a result of this stock split.

Notes to Consolidated Financial Statements

Note 20. Parent Company Financial Information

Condensed financial information of Community First Financial Corporation is presented as follows:

Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Cash and due from banks	$97,576	$256,642
Investment securities available for sale	322,000	672,000
Loans, net of allowance for loan losses of $10,000 in 2004	2,248,359	1,787,685
Investment in subsidiary bank at equity	13,734,528	12,965,295
Other	10,950	5,165

Total assets	$16,413,413	$15,686,787

Liabilities
Accounts payable and other liabilities	$65,572	$10,348
Subordinated debt	2,500,000	2,500,000

Total liabilities	2,565,572	2,510,348

Stockholders’ equity
Preferred stock	2,970,989	2,970,989
Common stock	9,650,323	9,650,427
Retained earnings	1,268,482	557,184
Other comprehensive income (loss)	(41,953)	(2,161)

Total stockholders’ equity	13,847,841	13,176,439

Total liabilities and stockholders’ equity	$16,413,413	$15,686,787

Statements of Income

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Income
Interest Income	$85,512	$13,574		$—
Gain on sale of investment securities	157,500	—		—

Total income	243,012	13,574		—

Expenses
Professional fees	10,613	19,370		28,972
Interest expense	102,842	24,914		—
Provision for loan losses	10,000	—		—
Other expenses	35,576	12,134		18,862

Total expenses	159,031	56,418		47,834

Income (loss) before income taxes and equity in undistributed income of subsidiary	83,981	(42,844)		(47,834)

Income tax expense (benefit)	31,708	(30,834)		—

Income (loss) before equity in undistributed income of subsidiary	52,273	(12,010)		—

Equity in undistributed income of subsidiary	809,025	1,028,812		355,348

Net income	861,298	1,016,802		307,514
Preferred stock dividends	(150,000)	—		—

Net income available to common stockholders	$711,298	$1,016,802	$

Notes to Consolidated Financial Statements

Note 20. Parent Company Financial Information, continued

Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities
Net income	$861,298	$1,016,802	$307,514
Adjustments:
Increase in equity in undistributed income of subsidiary	(809,025)	(1,028,812)	(355,348)
Provision for loan losses	10,000	—	—
Gain on sale of investment securities	(157,500)	—	—
Deferred income tax benefit	(3,796)	—	—
Other assets	(1,989)	(5,165)	—
Other liabilities	55,224	10,347	—

Net cash used by operating activities	(45,788)	(6,828)	(47,834)

Cash flows from investing activities
Proceeds from sale of investment securities	507,500	—	(1,800,000)
Net increase in loans receivable	(470,674)	(1,787,685)	—
Investment in subsidiary	—	(900,000)	(672,000)

Net cash (used in) provided by investing activities	36,826	(2,687,685)	(2,472,000)

Cash flows from financing activities
Issuance of preferred stock, net	—	349,000	2,621,989
Purchase of fractional shares	(104)	—	—
Preferred stock dividends	(150,000)	—	—
Proceeds from issuance of subordinated debt	—	2,500,000	—

Net cash provided by (used in) financing activities	(150,104)	2,849,000	2,621,989

Increase (decrease) in cash and due from banks	(159,066)	154,487	102,155

Cash and cash equivalents, beginning	256,642	102,155	—

Cash and cash equivalents, ending	$97,576	$256,642	$102,155

Management’s Discussion and Analysis

To accurately understand the change in the Company’s financial statements, the following information is provided. The Company commenced operations on July 1, 2002 and was capitalized through the issuance of $9,686,130 in common stock. CFFC was organized for the sole purpose of becoming Community First Bank’s parent holding company. Community First Bank (“CFB” or “the Bank”) commenced operations on October 14, 1999 as a state charted, FDIC insured commercial bank. The Bank is also a member of the Federal Reserve Bank System. This commentary provides an overview of Community First Financial Corporation’s (“CFFC” or “the Corporation” or “the Company”) financial condition, changes in financial condition and results of operations for 2004 and 2003. The following discussion should assist readers in the analysis of the accompanying financial statements.

Critical Accounting Policies

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

Summary of Results of Operations

2004 Compared to 2003

The Company had net income (before preferred stock dividends) for the year ended December 31, 2004 of $861,298 compared to $1,016,802 for the period ending December 31, 2003, a decrease of 15.3%. Return on average assets was .55% and .64% in 2004 and 2003 respectively. Return on average stockholders’ equity was 6.38% in 2004 compared to 8.47% in 2003. Basic earnings per share for the year 2004 was $0.61 compared to $0.87 for the year ended 2003(adjusted for the 6-for-5 stock split declared October 25, 2004) a decrease of $0.26 or 29.89%.

The Company continued an expansion program in 2003 with the opening of its fourth banking office at 20479 Timberlake Road, Lynchburg, and a permanent office at 150 Front Street, Lovingston, Virginia. There was no expansion in 2004, however, the Bank has purchased lots in Amherst and Bedford, Virginia intended for future offices. This expansion program, along with the opening of additional banking offices in the future, will require increased operation cost and the expectation of reduced net income during the development stages of the new offices. The Bank believes that the establishment of strategically located facilities throughout Central Virginia is crucial to the Company’s continued growth and creation of long-term stockholder value.

2003 Compared to 2002

The Company had net income for the year ended December 31, 2003 of $1,016,802 compared to $351,485 for the period ending December 31, 2002 an increase of 189%. Return on average assets was .64% and .32% in 2003 and 2002 respectively. Return on average shareholders’ equity was 8.47% in 2003 compared to 3.19% in 2002. Basic earnings per share for the year 2003 was $.87 compared to $.30 for the year ended 2002 an increase of $.57 or 1.90%.

Net Interest Income

The principal source of earnings for Community First Financial Corporation is net interest income. Net interest income is defined as the difference between interest and fees generated by earning assets and the cost of funds supporting those assets. As such, net interest income represents the gross profit from the Bank’s lending, investment and funding activities.

A large number of variables interact to effect net interest income. Included are variables such as changes in mix and volume of earning assets and interest bearing liabilities, market interest rates and the statutory Federal tax rate. It is management’s ongoing policy to maximize net interest income through the development of balance sheet and pricing strategies while maintaining appropriate risk levels as set by the Board

Management’s Discussion and Analysis

The Company’s net interest income totaled $5.620 million and $5.426 million for 2004 and 2003, respectively, representing an increase of $194,000 or 3.6%. This increase was primarily the result of a decrease in rates paid on interest bearing deposits. The average rate paid on interest-bearing deposits decreased to 2.44% in 2004 from 2.92% for 2003 representing a decrease of 0.48%. The average yield on earning assets decreased to 6.10% in 2004 from 6.20% in 2003 representing a decrease of 0.10%.

The Company’s net interest income totaled $5.426 million and $3.813 million for 2003 and 2002, respectively, representing an increase of $1.613 million or 42.3%. This increase was primarily the result of an increase in average earning assets of $44.9 million or 43.1%.

Total interest income decreased $551,000 from $9.307 million for 2003 to $8.756 million for 2004. Total interest expense decreased $745,000 from $3.881 million for 2003 to $3.136 million for 2004. The net interest margin increased from 3.62% for 2003 to 3.91% for 2004.

Other Operating Income and Other Operating Expenses

Having concentrated on basic banking services in its first years of operations, the only area of non-interest income that contributed significantly to earnings was mortgage loan origination fees. However, these fees decreased significantly in 2004 from 2003. Other operating income decreased to $580,079 from $1,018,460, a decrease of $438,381 or 43.04% in 2004 from 2003. The decrease is primarily due to a decrease in mortgage loan origination fees from $730,393 to $43,536, a decrease of $686,857 or 94.04%. Service charges and fees on deposit accounts increased to $287,386 in 2004 from $224,966 in 2003, an increase of $62,420 or 27.75%. The corporation also realized a gain from the sale of securities in the amount of $157,500 in 2004. Other operating income increased to $1,018,460 from $626,477, an increase of $391,983 or 62.6% in 2003 over 2002. Substantially all of the increase is attributable to service charges and fees on deposit accounts.

Other operating expenses increased to $4.4 million in 2004 from $4.2 million in 2003 or 4.05%. Bank-wide salary and employee benefit expenses decreased by $261,083 or 10.92% in 2004 from 2003 due primarily to staff reductions. Occupancy and equipment expense increased by $100,956 or 17.33% primarily due to the increase in expenses from a full year of having four branch offices in 2004 after the relocation of the Lovingston Office in April 2003 and opening the Timberlake Road office in September 2003.

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

Summary of Statements of Financial Condition

Assets

At December 31, 2004, the Company had total assets of $156.5 million, representing a decrease of $3.4 million or 2.0% from the December 31, 2003 balance of $159.9 million. Loan demand has been moderate due to the local economy and restructuring of the loan portfolio and loan production efforts. The Bank purchased $3.25 million of bank owned life insurance in 2004.

Management’s Discussion and Analysis

Loans

The net loan portfolio totaled $129.1 and $133.6 million for 2004 and 2003, respectively, representing a decrease of $4.5 million or 3.3%. Real estate loans, both mortgage and construction, decreased by $1.0 million to $104.2 million. Consumer loans increased $0.3 million to $5.3 million while commercial loans decreased to $19.1 million from $22.9 million. Consistent with its focus on providing community based financial services, the Bank generally does not make loans outside its principal market regions. By policy it does not originate or purchase leveraged loans or loans to foreign entities or individuals.

The Bank had non-performing loans, repossessed and foreclosed properties at December 31, 2004 and December 31, 2003, totaling $600,093 and $1,366,943, respectively.

Provision/Allowance for Loan Losses

The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management’s evaluation of the credit quality and risk of the loan portfolio. The Bank maintains an allowance which management believes represents a conservative estimate of potential losses in the Bank’s loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus the growth (if any) in the loan portfolio. In determining the adequacy of the allowance for loan losses, management uses a methodology, which specifically identifies and establishes reserves for high-risk loans. A general reserve is established for non-specifically reserved loans. Loans in non accrual status and over ninety days past due are considered in this evaluation as well as other loans, which may have a potential for loss.

From the Bank’s inception, management and the Board have endeavored to systematically build up the allowance to a meaningful level. The allowance was increased to $2,128,881 in 2003 with a provision of $903,000 in anticipation of potential losses related to nonaccrual loans that totaled $1,366,943 as of December 31, 2003. The allowance decreased by $736,754 in 2004 due to a provision of $485,044 and charge-offs (net of recoveries) of $1,221,798 that decreased the allowance to $1,392,127 as of December 31, 2004. Management and the Board of Directors believe that the allowance at year-end was adequate relative to the current levels of risk in the portfolio. Anticipated loan growth will warrant additional provisions in the future. The allowance for loan losses as a percentage of gross loans decreased from 1.57% to 1.07% at December 31, 2003 and 2004 respectively as a result of charge-offs of specific non-performing loans held on December 31, 2003. Management and the Board of Directors believe based upon many factors, including calculations of specific impairment of certain loans, actual and expected credit losses, loan performance measures, historical trends, general economic conditions, and specific conditions of the individual borrower that the allowance at year-end was adequate relative to the current levels of risk in the portfolio.

Loan charge-offs totaled $1,230,340 in 2004, $83,000 in 2003, and $458,003 in 2002, and recoveries were $8,542, $7,222, and $17,662 respectively in 2004, 2003 and 2002.

Securities and Federal Funds Sold

At year-end 2004 securities totaled $11.394 million compared to $10.983 million on December 31, 2003. Federal funds sold totaled $2.1 million at December 31, 2003. There were no federal funds sold at December 31, 2004. Federal funds purchased were $275,000 at December 31, 2004. There were no federal funds purchased at December 31, 2003. These federal funds purchased and sold are used to manage the Bank’s liquidity position.

Deposits

Deposits totaled $139.4 and $143.3 million at December 31, 2004 and 2003 respectively, representing a decrease of 2.7%. As the Bank concentrated on developing retail and commercial relationships, demand deposit accounts increased from $12.2 million to $17.6 million or 44.3%. Certificates of Deposit accounts decreased to $76.2 million from $82.3 million or 7.4%.

Management’s Discussion and Analysis

Stockholders’ Equity

Future growth and expansion of the Company is dictated by its capital base. The adequacy of the Company’s capital is reviewed by management on an ongoing basis with reference to the size, composition and quality of the company’s asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that assures an adequate level to support anticipated asset growth and absorb potential losses. During 2002 the Company increased equity through the private placement of 265,000 shares of preferred stock, increasing equity by $2.6 million and an additional 35,000 in 2004 increasing equity by $0.3 million.

The Board of Directors declared a 6 for 5 common stock split in the form of a 20% stock dividend payable October 25, 2004 to common stockholders of record on October 15, 2004. Holders of record of common stock as of the record date received one additional share of common stock for every five shares they owned on that date. Cash was paid for fractional shares. The Board of Directors also declared a cash dividend of $0.50 per share on the 300,000 issued and outstanding shares of convertible preferred stock, representing the five percent dividend payable for the year 2004. The record and payment dates for this dividend were the same as those for the common stock split. This was the first dividend paid by the Corporation on its convertible preferred stock.

Shareholders’ equity was $13.8 million at the end of 2004 compared to $13.2 million at the end of 2003 or a 5.10% increase. The Bank’s equity to asset ratio at December 31, 2004 was 8.8% compared to 8.2% at December 31, 2003.

Liquidity, Market Risk and Interest Sensitivity

The objectives of the Bank’s liquidity management policy are to provide adequate funds to meet the needs of depositors and borrowers at all times, as well as providing funds to meet the basic needs for ongoing operations, and to allow funding of longer-term investment opportunities and regulatory requirements. Sufficient assets are maintained on a short-term basis to meet the liquidity demands anticipated by management. The most immediate and efficient source of liquidity are short-term investments, which include federal funds sold and securities maturing within one year.

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

Directors and Officers

Board of Directors

R. Thomas Beach	Retired President of Beach Medical

A. C. (Buzzy) Coleman	CEO, Coleman Adams Construction

Frank C. Crist, Jr. DDS	President, Brady & Crist Dentists

T. Scott Garrett, M.D.	General Surgeon

Thomas S. Mignogna	Retired CEO of Limitorque Corporation

Dr. Larry H. Redmond	Radiologist, Radiology Consultant

Daniel P. Thornton	Progress Printing

John L. Wynne	President & CEO Community First Bank

Corporate Officers

F. F. “Bucky” Falls	Vice President

W. G. “Chip” Mason, II	Vice President

J. Michael Thomas	Vice President

John L. Wynne	President and Chief Executive Officer

Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held Monday, May 9, 2005 at 2:00 p.m., Old City Cemetery, 401 Taylor Street, Lynchburg, Virginia.

Requests for Information

Requests for information should be directed to Mr. F. F. Falls, Vice President and Secretary, at Community First Bank, Post Office Box 4314, Lynchburg, VA 24502; telephone (434) 386-6300. A copy of the Company’s Form 10-KSB for 2004 will be available on the internet at www.sec.gov, after March 30, 2005.

Independent Auditors	Stock Transfer Agent
Larrowe & Company, PLC Certified Public Accountants Post Office Box 760 Galax, Virginia 24333	Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016-3572

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Main Office
1646 Graves Mill Road Lynchburg, Virginia 24502 (434) 386-6300

Langhorne Road Office	Timberlake Office	Lovingston Office
2301 Langhorne Road Lynchburg, Virginia 24501 (434) 386-6330	20479 Timberlake Road Lynchburg, Virginia 24502 (434) 455-6530	150 Front Street Lovingston, VA 22949 (434) 263-6301