Form 10KSB, Exhibit 13
period 2005-12-31
COMMUNITY FIRST FINANCIAL CORP
filed 2006-03-31
CIK 1176266

Exhibit 13.0

COMMUNITY FIRST FINANCIAL CORPORATION

Exhibit A

2005Annual report to Stockholders

(See Attached)

Consolidated Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets
Cash and due from banks	$7,714,729	$7,236,913
Interest-bearing deposits with banks	250,407	223,332
Investment securities available-for-sale	7,415,355	10,507,984
Restricted equity securities	878,736	885,636
Loans, net of allowance for loan losses of
$1,385,524 in 2005 and $1,392,127 in 2004	137,034,526	129,141,958
Loans held-for-sale	522,700	—
Property and equipment, net	4,031,326	4,277,253
Foreclosed assets	41,600	—
Accrued income	672,030	545,824
Other assets	3,918,436	3,719,240

Total assets	$162,479,845	$156,538,140

Liabilities and Stockholders’ Equity

Liabilities
Noninterest-bearing deposits	$18,709,301	$17,615,739
Interest-bearing deposits	120,242,455	121,824,321

Total deposits	138,951,756	139,440,060

Federal funds purchased	5,878,000	275,000
Subordinated debt	2,500,000	2,500,000
Accrued interest payable	324,805	309,031
Other liabilities	305,300	166,208

Total liabilities	147,959,861	142,690,299

Commitments and contingencies	—	—

Stockholders’ equity
Preferred stock, $10 par value; 1,000,000 shares authorized; 300,000 shares issued and outstanding in 2005 and 2004	2,970,989	2,970,989
Common stock, no par value; 10,000,000 shares authorized; 1,162,326 shares issued and outstanding in 2005 and 2004	9,650,323	9,650,323

Retained earnings	2,005,358	1,268,482
Accumulated other comprehensive income (loss)	(106,686)	(41,953)

Total stockholders’ equity	14,519,984	13,847,841

Total liabilities and stockholders’ equity	$162,479,845	$156,538,140

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest income
Loans and fees on loans	$9,473,275	$8,464,133	$9,128,708
Federal funds sold	18,457	48,788	38,056
Investment securities, taxable	298,771	242,847	139,627
Deposits with banks	7,073	714	185

Total interest income	9,797,576	8,756,482	9,306,576

Interest expense
Deposits	3,658,377	3,032,266	3,843,583
Other borrowings	184,086	104,053	37,415

Total interest expense	3,842,463	3,136,319	3,880,998

Net interest income	5,955,113	5,620,163	5,425,578
Provision for loan losses	401,847	485,044	903,000

Net interest income after provision for loan losses	5,553,266	5,135,119	4,522,578

Noninterest income
Service charges on deposit accounts	301,071	287,386	224,966
Mortgage loan origination fees	154,127	43,536	730,393
Other income	118,470	79,512	63,101
Increase in cash surrender value of bank owned life insurance	156,531	12,145	—
Gain on sales of securities	—	157,500	—

Total noninterest income	730,199	580,079	1,018,460

Noninterest expense
Salaries and employee benefits	2,503,987	2,129,353	2,390,436
Occupancy and equipment expense	600,961	683,434	582,478
Data processing	150,326	135,945	127,952
Other expense	1,752,087	1,452,506	1,129,115

Total noninterest expense	5,007,361	4,401,238	4,229,981

Income before income taxes	1,276,104	1,313,960	1,311,057
Income tax expense	389,228	452,662	294,255

Net income	886,876	861,298	1,016,802

Preferred stock dividends	(150,000)	(150,000)	—

Net income available to common stockholders	$736,876	$711,298	$1,016,802

Basic earnings per share (1)	$.63	$.61	$.87

Diluted earnings per share (1)	$.55	$.55	$.66

Weighted average common shares outstanding	1,162,326	1,162,334	1,162,336

Weighted average common shares outstanding, diluted	1,614,134	1,563,408	1,535,735

(1)	Adjusted for 6 for 5 split in 2004.

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2005, 2004 and 2003

	Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Preferred	Common
Balance, December 31, 2002	2,621,989	$9,650,427	$(459,618)	$2,659	$11,815,457

Shares sold	349,000	—	—	—	349,000

Comprehensive income
Net income	—	—	1,016,802	—	1,016,802
Net change in unrealized appreciation (depreciation) on investment securities available-for-sale, net of taxes of $2,483	—	—	—	(4,820)	(4,820)

Total comprehensive income					1,011,982

Balance, December 31, 2003	2,970,989	9,650,427	557,184	(2,161)	13,176,439

Fractional shares purchased	—	(104)	—	—	(104)

Comprehensive income
Net income			861,298		861,298
Net change in unrealized appreciation (depreciation) on investment securities available-for-sale, net of taxes of $33,051	—	—	—	64,158	64,158
Reclassify realized gains on sales of securities, net of taxes of $(53,550)	—	—	—	(103,950)	(103,950)

Total comprehensive income					821,506
Dividends declared on Convertible preferred stock ($.50 per share)			(150,000)		(150,000)

Balance, December 31, 2004	2,970,989	9,650,323	1,268,482	(41,953)	13,847,841

Comprehensive income
Net income			886,876		886,876
Net change in unrealized appreciation (depreciation) on investment securities available-for-sale, net of taxes of $(33,346)				(64,733)	(64,733)

Total comprehensive income					822,143
Dividends declared on convertible preferred stock ($.50 per share)			(150,000)		(150,000)

Balance, December 31, 2005	$2,970,989	$9,650,323	$2,005,358	$(106,686)	$14,519,984

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities
Net income	$886,876	$861,298	$1,016,802
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	298,276	369,055	315,618
Deferred taxes	(15,260)	338,017	(362,389)
Accretion of discount on securities net of amortization of premiums	(5,450)	(10,686)	(40,784)
Provision for loan losses	401,847	485,044	903,000
Gain on sales of investment securities	—	(157,500)	—
Gain on sales of premises and equipment	(5,674)	—	—
Changes in assets and liabilities:
Loans held-for-sale	(522,700)	202,000	8,026,574
Accrued income	(126,206)	(67,377)	2,017
Other assets	(150,590)	(8,714)	(71,811)
Accrued interest payable	15,774	9,516	(8,005)
Other liabilities	139,092	(489,009)	348,027

Net cash provided (used) by operating activities	915,985	1,531,644	10,129,049

Cash flows from investing activities
Net (increase) decrease in federal funds sold	—	2,146,000	(2,146,000)
Purchases of investment securities	—	(15,008,303)	(15,245,912)
Maturities of investment securities	3,000,000	14,015,000	8,834,000
Redemptions of restricted equity securities	6,900	183,400	—
Proceeds from sales of investment securities	—	507,500	—
Proceeds from sales of premises and equipment	7,402	—	—
Net (increase) decrease in loans	(8,336,015)	3,977,553	(13,876,084)
Purchases of property and equipment	(54,077)	(440,209)	(1,699,780)
Purchase of bank owned life insurance	—	(3,250,000)	—

Net cash (used in) provided by investing activities	(5,375,790)	2,130,941	(24,133,776)

Cash flows from financing activities
Net increase in noninterest-bearing deposits	1,093,562	5,407,067	3,706,085
Net increase (decrease) in interest-bearing deposits	(1,581,866)	(9,234,422)	17,063,495
Net increase (decrease) in federal funds purchased	5,603,000	275,000	(4,824,000)
Proceeds from issuance of subordinated debt	—	—	2,500,000
Issuance of preferred stock, net of costs	—	—	349,000
Fractional shares purchased	—	(104)	—
Dividends paid on preferred stock	(150,000)	(150,000)	—

Net cash provided by (used in) financing activities	4,964,696	(3,702,459)	18,794,580

Net increase (decrease) in cash and cash equivalents	504,891	(39,874)	4,789,853

Cash and cash equivalents, beginning	7,460,245	7,500,119	2,710,266

Cash and cash equivalents, ending	$7,965,136	$7,460,245	$7,500,119

Supplemental disclosure of cash flow information
Interest paid	$3,826,689	$3,126,803	$3,889,003

Taxes paid	$269,115	$509,530	$311,601

Non-cash investing activities
Loans transferred to foreclosed assets	$41,600	$—	$—

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

Principles of consolidation

The consolidated financial statements include the accounts of Community First Financial Corporation and its wholly owned subsidiary, Community First Bank, hereinafter referred to as the Company. All significant inter-company accounts and transactions have been eliminated.

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

Securities held-to-maturity

Bonds, notes, and debentures for which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. All securities held by the Bank at December 31, 2005 and 2004 were classified as available-for-sale.

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

Loans held-for-sale

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

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years presented are not material.

Income taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

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

Foreclosed properties

Real estate properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than 12 months.

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

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value. Loans held for sale generally have fixed purchase commitments. Therefore, the carrying amount approximates fair market value.

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

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $58,000 and $603,000 for the periods including December 31, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements

Note 3. Securities

Debt and equity securities have been classified in the balance sheets according to management’s intent. The carrying amount of securities (all available-for-sale) and their approximate fair values at December 31, 2005 and 2004 follow:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2005
U.S. Government agency securities	$7,255,000	$—	$(161,645)	$7,093,355
Equity securities	322,000	—	—	322,000

	$7,577,000	$—	$(161,645)	$7,415,355

2004
U.S. Government agency securities	$10,249,550	$—	$(63,566)	$10,185,984
Equity securities	322,000	—	—	322,000

	$10,571,550	$—	$(63,566)	$10,507,984

The fair value of securities with unrealized losses, all U.S. Government agency securities, was $7,093,355 at December 31, 2005. All of these securities had been in an unrealized loss, all U.S. Government agency securities, position for one-year or more. The fair value of securities with unrealized losses was $10,185,984 at December 31, 2004. None of these securities had been in an unrealized loss position for one-year or more. Management considers the nature of the investment, the underlying causes of the decline in market value, the severity and duration of the decline in market value and other evidence, on a security by security basis, in determining if the decline in market value is other than temporary. Management believes all unrealized losses to be temporary in nature.

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

Investment securities with a market value of approximately $3,408,592 and $1,479,053 were pledged as collateral on public deposits at December 31, 2005 and 2004, respectively. Gross proceeds from the sale of securities available for sale amounted to $507,500 for the year ended December 31, 2004. There was a realized gain of $157,500 on the sale of investment securities for the year ended December 31, 2004. There were no gross proceeds from sales of securities available for sale and there were no realized gains or losses on the sales or maturities of investment securities for the years ended December 31, 2005 or 2003.

The amortized cost and fair value of debt securities (all available-for-sale) at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$2,000,000	$1,965,625
Due after one year through five years	5,255,000	5,127,730

	$7,255,000	$7,093,355

Notes to Consolidated Financial Statements

Note 4. Loans Receivable

The major components of loans in the balance sheet at December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004
Commercial	$20,506,154	$19,109,268
Real estate:
Construction and land development	10,698,413	10,512,676
Farmland	256,198	370,440
Residential, 1-4 families	43,199,183	41,566,239
Residential, 5 or more families	3,015,155	3,861,220
Nonfarm, nonresidential	55,319,497	47,897,975
Consumer	4,772,764	5,254,990
Other	872,560	2,150,230

	138,639,924	130,723,038
Net deferred loan fees	(219,874)	(188,953)
Allowance for loan losses	(1,385,524)	(1,392,127)

	$137,034,526	$129,141,958

Note 5. Allowance for Loan Losses

An analysis of the changes in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Balance, beginning	$1,392,127	$2,128,881	$1,301,659

Provision charged to expense	401,847	485,044	903,000
Recoveries of amounts charged off	88,290	8,542	7,222
Amounts charged off	(496,740)	(1,230,340)	(83,000)

Balance, ending	$1,385,524	$1,392,127	$2,128,881

The following is a summary of information pertaining to impaired and nonperforming loans at December 31:

	2005	2004
Impaired loans without a valuation allowance	$2,404,697	$1,418,536
Impaired loans with a valuation allowance	491,038	1,587,666

Total impaired loans	$2,895,735	$3,006,202

Valuation allowance related to impaired loans	$212,400	$286,971

Non-accrual loans and loans past due 90 days or more and still accruing interest at December 31, 2005 were approximately $311,000 and $328,000 respectively. Those loans were approximately $600,000 and $301,000, respectively at December 31, 2004. The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, 2005 and 2004 is summarized below:

	2005	2004
Average investment in impaired loans	$3,104,172	$2,892,248

Interest income recognized for the year	$311,734	$298,224

Interest income recognized on a cash basis for the year	$317,825	$295,033

The Company is not committed to lend additional funds to debtors whose loans are impaired or have been modified.

Notes to Consolidated Financial Statements

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2005 and 2004 are as follows:

	2005	2004
Land, buildings and improvements	$3,748,416	$3,748,416
Furniture and equipment	1,824,933	1,805,407

Property and equipment, total	5,573,349	5,553,823

Less accumulated depreciation	1,542,023	1,276,570

Property and equipment, net of depreciation	$4,031,326	$4,277,253

Depreciation expense was approximately $298,000, $369,000 and $316,000 in 2005, 2004 and 2003, respectively.

The Corporation leases two branch facilities accounted for as operating leases. Rental expense under these leases for the years ended December 31, 2005, 2004 and 2003 was $126,000, $123,821 and $93,863, respectively. Future non-cancelable lease payments are as follows:

2006	$130,400
2007	100,200
2008	90,000
2009	52,800
2010 and thereafter	57,200

$430,600

Note 7. Bank Owned Life Insurance

The Bank paid $3,250,000 for bank owned life insurance policies in November 2004. The earnings from these policies will be used to offset employee benefit costs. The cash surrender value of these policies, which is included in other assets on the accompanying consolidated balance sheets, was $3,418,676 and $3,262,145 as of December 31, 2005 and 2004, respectively.

Note 8. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2005 and 2004 was approximately $21,501,399 and $18,867,788, respectively. At December 31, 2005, the scheduled maturities of time deposits are as follows:

2006	$55,304,239
2007	20,759,112
2008	7,225,403
2009	6,257,545
2010 and later	3,224,729

$92,771,028

Demand deposit accounts with overdraft balances that were reclassified as loans amounted to $77,341 and $3,840 at December 31, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements

Note 9. Short-term Debt

Short-term debt consists of federal funds purchased, which generally mature within one to four days from the transaction date. Additional information at December 31, 2005 and 2004 is summarized below:

	2005	2004
Outstanding balance at December 31	$5,878,000	$275,000

Year-end weighted averaged rate	4.40%	2.40%

Daily average outstanding during the year	$1,044,668	$61,661

Average rate for the year	3.61%	1.62%

Maximum outstanding at any month-end during the year	$5,878,000	$794,000

At December 31, 2005, the Corporation had established lines of credit of approximately $24,400,000 with various correspondent banks to provide additional liquidity if, and as needed.

Note 10. Long-term Debt

On September 26, 2003, the Corporation issued subordinated debt maturing September 26, 2015 in the amount of $2,500,000. The adjustable-rate instrument is tied to the Wall Street Journal prime rate less 0.25%. The interest rate was 7.00% at December 31, 2005. The debt may be included in the calculation of the Company’s total risk-based capital ratio.

Note 11. Fair Value of Financial Instruments

The estimated fair values of the Corporation’s financial instruments are as follows (dollars in thousands):

	December 31, 2005		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$7,965	$7,965	$7,460	$7,460
Securities, available-for-sale	7,415	7,415	10,508	10,508
Restricted equity securities	879	879	886	886
Loans, net of allowance for loan losses	137,035	137,594	129,142	133,587
Loan held-for-sale	523	523		—

Financial liabilities
Deposits	138,952	139,946	139,440	139,882
Federal funds purchased	5,878	5,878	275	275
Subordinated debt	2,500	2,500	2,500	2,500

Notes to Consolidated Financial Statements

Note 12. Earnings per Share

The following table details the computation of basic and diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 (adjusted for the 6-for-5 stock split declared October 25, 2004).

	2005	2004	2003
Net income	$886,876	$861,298	$1,016,802
Preferred stock dividend	(150,000)	(150,000)	—

Net income (income available to common shareholders)	$736,876	$711,298	$1,016,802

Weighted average common shares outstanding	1,162,326	1,162,334	1,162,336
Effect of dilutive options	91,808	41,074	17,964
Effect of dilutive convertible preferred stock	360,000	360,000	355,435

Weighted average common shares outstanding, diluted	1,614,134	1,563,408	1,535,735

Basic earnings per share	$.63	$.61	$0.87

Diluted earnings per share	$.55	$.55	$0.66

Note 13. Benefit Plans

Defined Contribution Plan

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Bank may make additional contributions at the discretion of the Board of Directors. The Corporation made a contribution in the amount of $20,400 in 2004 and no contribution in 2005 and 2003.

Flexible Benefits Plan

The Corporation maintains a Flexible Benefits Plan which covers substantially all employees. Participants may set aside pre-tax dollars to provide for future expenses such as insurance, dependent care or health care. The Corporation makes no contributions to this plan.

Stock Option Plan

During 2000, the Corporation adopted a long-term incentive stock option plan under which up to 240,000 (adjusted for the 6-for-5 stock split declared October 25, 2004) shares of stock may be issued. Shares subject to the plan may be issued in any combination of incentive stock options, non-incentive stock options, restricted stock or stock appreciation rights, provided that the total value of shares issued pursuant to incentive stock options may not exceed $100,000 to any individual. Termination of restrictions on any restricted stock granted or expiration of stock appreciation rights are controlled by the terms of each individual grant. Incentive and non-incentive options expire no more than 10 years from the date of grant. Exercise prices of all options are determined by each individual grant except that incentive stock options may not be granted at less than fair market value and non-incentive stock options may not be granted at less than the initial subscription price of the Bank’s stock ($8.33) (adjusted for the 6-for-5 stock split declared October 25, 2004). Vesting of incentive stock options is determined in accordance with the terms of each option granted, but may not vest sooner than one year from the option grant date.

Notes to Consolidated Financial Statements

Note 13. Benefit Plans, continued

Stock Option Plan, continued

Activity under the plan during the years ended December 31, 2005, 2004, and 2003 is summarized below (adjusted for the 6-for-5 stock split declared October 25, 2004):

	Granted and Outstanding
	Available for Grant	Incentive Stock Options	Non-incentive Stock Options
Balance December 31, 2002	11,870	98,130	90,000

Granted	(11,000)	11,000	—
Forfeited	11,666	(11,666)	—

Balance December 31, 2003	12,536	97,464	90,000

Granted	(7,500)	7,500	—
Forfeited	—	—	—
Stock split	1,008	20,992	18,000

Balance December 31, 2004	6,044	125,956	108,000

Granted	—	—	—
Forfeited	—	—	—

Balance December 31, 2005	6,044	125,956	108,000

Notes to Consolidated Financial Statements

Note 13. Benefit Plans, continued

Stock Option Plan, continued

Additional information relating to the plan for the years ended December 31, 2005, 2004 and 2003 is listed below: (adjusted for the 6-for-5 stock split declared October 25, 2004):

	2005		2004	2003
Outstanding options at December 31:
Exercise price, beginning of the year(1)		$8.46	$8.43	$8.44
Exercise price, end of the year(1)		$8.46	$8.46	$8.43
Range of exercise prices:
From		$8.33	$8.33	$8.33
To		$9.17	$9.17	$9.17
Remaining contractual life in months(1)		48	60	70

Exercisable options outstanding at December 31:
Number		230,957	224,970	214,478
Exercise price(1)		$8.45	$8.43	$8.40

Weighted average exercise price of options:
Granted during the year		$—	$13.00	$9.17
Exercised during the year		$—	$—	$—
Forfeited during the year		$—	$—	$9.17
Expired during the year		$—	$—	$—

Significant assumptions used in determining fair value:
Risk-free interest rate		n/a	4.27%	4.27%
Expected life in years		n/a	10	10
Expected dividends		n/a	0.0%	0.0%
Expected volatility		n/a	0.0%	0.0%

Grant-date fair value:
Options granted during the year	$	n/a	$40,320	$41,690

Results of operations:
Compensation cost recognized in income for all stock-based compensation awards		$—	$—	$—

Pro forma net income before preferred stock dividend(2)		$886,876	$834,687	$1,011,824

Pro forma net income available to common stockholders(2)		$736,876	$684,687	$1,011,824

Pro forma income per common share(2)		$.63	$.59	$0.87

Pro forma income per diluted common share(2)		$.55	$.53	$0.66

(1)	Weighted average
(2)	As if the fair value based method prescribed by SFAS No. 123 has been applied, net of income taxes

Notes to Consolidated Financial Statements

Note 14. Transactions with Related Parties

The Corporation has entered into transactions with its directors, executive officers, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers and vendors.

Branch facility

During 2003, three members of the Bank’s executive management team purchased and renovated a building. The building was sold to a third party and subsequently leased to the Bank and now houses the Lovingston branch. The renovation of this property was performed by a construction company which is an interest of one of the Corporation’s directors. The members of management repaid any profit realized from this transaction to the Bank.

Loans

Aggregate loan transactions with related parties are as follows:

	2005	2004
Balance, beginning	$6,960,491	$5,804,856
Advances	1,605,816	5,802,533
Repayments	(2,237,583)	(4,646,898)

Balance, ending	$6,328,724	$6,960,491

Note 15. Income Taxes

Current and deferred income tax components

The components of income tax expense are as follows:

	2005	2004	2003
Current	$404,488	$114,645	$656,624
Deferred	(15,260)	338,017	(206,525)
Deferred tax asset valuation allowance change	—	—	(155,844)

	$389,228	$452,662	$294,255

Rate reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate included in the statement of income follows:

	2005	2004	2003
Tax at statutory federal rate	$433,875	$446,746	$445,759
State income tax, net of federal benefit	—	3,326	—
Increase in cash surrender value of bank owned life insurance	(53,221)	(4,129)	—
Other	8,574	6,719	4,340
Deferred tax asset valuation allowance change	—	—	(155,844)

	$389,228	$452,662	$294,255

Notes to Consolidated Financial Statements

Note 15. Income Taxes, continued

Deferred income tax analysis

The components of net deferred tax assets at December 31 are summarized as follows:

	2005	2004
Deferred tax assets
Allowance for loan losses	$316,039	$326,635
Loan fees	74,757	64,244
Net unrealized loss on securities available for sale	54,959	21,612

Deferred tax assets	445,755	412,491

Deferred tax liabilities
Accretion of bond discount	—	678
Depreciation	117,573	132,238

Deferred tax liabilities	117,573	132,916

Net deferred tax asset	$328,182	$279,575

Note 16. Commitments and Contingencies

Litigation

In the normal course of business the Company may be involved in various legal proceedings. The Company was not involved in any litigation as of December 31, 2005.

Financial instruments with off-balance-sheet risk

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

The Corporation’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Corporation’s commitments at December 31, 2005 and 2004 is as follows:

	2005	2004
Commitments to extend credit	$24,883,103	$22,060,101
Standby letters of credit	747,142	764,304

	$25,630,245	$22,824,405

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

Concentrations of credit risk

Substantially all of the Bank’s loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank’s primary focus is toward consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $2,200,000.

The Bank from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Other commitments

The Bank has entered into employment agreements with certain of its key officers covering duties, salary, benefits, provisions for termination and Bank obligations in the event of merger or acquisition.

Note 17. Regulatory Restrictions

Dividends

The Corporation’s dividend payments will be made primarily from dividends received from the Bank. The Bank, as a Virginia banking corporation, may pay dividends only out of its retained earnings. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank.

Capital requirements

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Notes to Consolidated Financial Statements

Note 17. Regulatory Restrictions, continued

Capital requirements, continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005 and 2004, the Bank met the criteria to be considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

The Corporation’s and the Bank’s actual capital amounts and ratios as of December 31, 2005 and 2004 are also presented in the following table (in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005:
Total Capital (to Risk-Weighted Assets)
Community First Bank	$16,178	11.47%	$11,285	8.00%	$14,106	10.00%
Consolidated	$18,512	12.92%	$11,466	8.00%	$14,333	10.00%
Tier I Capital (to Risk-Weighted Assets)
Community First Bank	$14,803	10.49%	$5,642	4.00%	$8,464	6.00%
Consolidated	$14,627	10.21%	$5,733	4.00%	$8,600	6.00%
Tier I Capital (to Average Assets)
Community First Bank	$14,803	9.31%	$6,358	4.00%	$7,947	5.00%
Consolidated	$14,627	9.06%	$6,456	4.00%	$8,070	5.00%

December 31, 2004:

Total Capital (to Risk-Weighted Assets)
Community First Bank	$15,158	11.73%	$10,336	8.00%	$12,920	10.00%
Consolidated	$17,782	13.49%	$10,544	8.00%	$13,180	10.00%
Tier I Capital (to Risk-Weighted Assets)
Community First Bank	$13,776	10.66%	$5,168	4.00%	$7,752	6.00%
Consolidated	$13,890	10.54%	$5,272	4.00%	$7,908	6.00%
Tier I Capital (to Average Assets)
Community First Bank	$13,776	8.86%	$6,216	4.00%	$7,771	5.00%
Consolidated	$13,890	8.83%	$6,293	4.00%	$7,867	5.00%

Notes to Consolidated Financial Statements

Note 17. Regulatory Restrictions, continued

Inter-company transactions

Legal lending limits on loans by the Bank to the Corporation are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers’ acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Corporation was approximately $1,480,000 at December 31, 2005. No 23A transactions existed at December 31, 2005.

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

During 2002 the Corporation’s Board of Directors created a series of preferred stock consisting of 325,000 shares of non-cumulative, convertible preferred stock that provides for a stated annual dividend of $0.50 per share (“Series A Preferred Stock”). Each share of preferred stock is convertible to 1.2 shares of common stock (after the 6 for 5 common stock split declared on October 2, 2004) within two years after the preferred stock is issued. Through December 31, 2002, the Corporation had sold an aggregate of 265,100 shares of these shares at a price of $10.00 per share in a private offering to a group of “accredited investors,” including certain of the Corporation’s directors and existing shareholders. The proceeds from the sale of those shares was used to enhance the capital position of the Bank, to purchase 62,700 shares of Highlands Community Bank common stock and for general corporate activities conducted by the Corporation. In 2003 an additional 34,900 shares were sold, the proceeds of which were used to support the capital position of the Bank. The Corporation’s Board of Directors declared five percent cash dividends of $0.50 per outstanding share of convertible preferred stock payable in October 2004 and October 2005.

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

Note 19. Common Stock Split

The Corporation’s Board of Directors declared a 6 for 5 common stock split in the form of a 20% stock dividend payable October 25, 2004 to common stockholders of record on October 15, 2004. Holders of record of common stock as of the record date received one additional share of common stock for every five shares they owned on that date. Cash was paid for fractional shares. A total of 193,713 additional shares of common stock were issued as a result of this stock split.

Notes to Consolidated Financial Statements

Note 20. Pending Merger Plans

The Corporation’s Board of Directors entered into a definitive agreement with American National Bankshares Inc., on October 18, 2005, pursuant to which American National will acquire the Corporation. The agreement provides that stockholders of the Corporation will have the right to receive either 0.9219 shares of American National common stock or $21.00 in cash for each share of the Corporation’s common stock. Each preferred stockholder of the Corporation will have the right to receive either 1.1063 shares of American National common stock or $25.20 in cash, for each share of the Corporation’s preferred stock. Per the agreement, cash consideration is limited to 50 percent of the total consideration. The total transaction value is estimated to be $33.9 million.

The merger is subject to approval by the stockholders of the Corporation at a special meeting on March 27, 2006. Completion of the merger will require approval by more than two-thirds of the outstanding shares of the Corporation common stock and Series A preferred stock. If approved, the merger is expected to take effect on or about April 1, 2006.

The Corporation has employment agreements with four executive officers that include terms that provide for certain severance payments to the officers if they terminate their employment in connection with a change of control of the Corporation. The parties to the merger have agreed that each officer will receive such payments regardless of the arrangements, if any, American National makes for the continuation of employment of these officers. The Corporation also has an agreement with its former president who resigned in September 2005 under which the Corporation continued to employ the former president for certain services. Under the terms of the merger agreement, the former president is entitled to receive a severance payment on the same basis as the above four officers. The approximate aggregate amount of these payments will be $1,530,300.

The Corporation has awarded certain employees, officers and directors stock options pursuant to its incentive stock plan. To the extent the options have not been exercised, upon consummation of the merger the options will be cancelled for a cash payment equal to $21.00 less the exercise price of the option.

Notes to Consolidated Financial Statements

Note 21. Parent Company Financial Information

Condensed financial information of Community First Financial Corporation is presented as follows:

Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets
Cash and due from banks	$18,217	$97,576
Investment securities available for sale	322,000	322,000
Loans, net of allowance for loan losses of $10,000 in 2005 and 2004	1,898,758	2,248,359
Investment in subsidiary bank at equity	14,695,874	13,734,528
Other	85,135	10,950

Total assets	$17,019,984	$16,413,413

Liabilities
Accounts payable and other liabilities	$—	$65,572
Subordinated debt	2,500,000	2,500,000

Total liabilities	2,500,000	2,565,572
Stockholders’ equity
Preferred stock	2,970,989	2,970,989
Common stock	9,650,323	9,650,323
Retained earnings	2,005,358	1,268,482
Other comprehensive income	(106,686)	(41,953)

Total stockholders’ equity	14,519,984	13,847,841

Total liabilities and stockholders’ equity	$17,019,984	$16,413,413

Statements of Income

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Income
Interest Income	$120,581	$85,512	$13,574
Gain on sale of investment securities	—	157,500	—

Total income	120,581	243,012	13,574

Expenses
Professional fees	154,101	10,613	19,370
Interest expense	147,791	102,842	24,914
Provision for loan losses	—	10,000	—
Other expenses	29,603	35,576	12,134

Total expenses	331,495	159,031	56,418

Income (loss) before income taxes and equity in undistributed income of subsidiary	(210,914)	83,981	(42,844)
Income tax expense (benefit)	(71,711)	31,708	(30,834)

Income (loss) before equity in undistributed income of subsidiary	(139,203)	52,273	(12,010)
Equity in undistributed income of subsidiary	1,026,079	809,025	1,028,812

Net income	886,876	861,298	1,016,802
Preferred stock dividends	(150,000)	(150,000)	—

Net income available to common stockholders	$736,876	$711,298	$1,016,802

Notes to Consolidated Financial Statements

Note 21. Parent Company Financial Information, continued

Statements of Cash Flows

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities
Net income	$886,876	$861,298	$1,016,802
Adjustments:
Increase in equity in undistributed income of subsidiary	(1,026,079)	(809,025)	(1,028,812)
Provision for loan losses	—	10,000	—
Gain on sale of investment securities	—	(157,500)	—
Deferred income tax benefit	—	(3,796)	—
Other assets	(74,185)	(1,989)	(5,165)
Other liabilities	(65,572)	55,224	10,347

Net cash used by operating activities	(278,960)	(45,788)	(6,828)

Cash flows from investing activities
Proceeds from sale of investment securities	—	507,500	—
Net increase in loans receivable	349,601	(470,674)	(1,787,685)
Investment in subsidiary	—	—	(900,000)

Net cash (used in) provided by investing activities	349,601	36,826	(2,687,685)

Cash flows from financing activities
Issuance of preferred stock, net	—	—	349,000
Purchase of fractional shares	—	(104)	—
Preferred stock dividends	(150,000)	(150,000)	—
Proceeds from issuance of subordinated debt	—	—	2,500,000

Net cash provided by (used in) financing activities	(150,000)	(150,104)	2,849,000

Increase (decrease) in cash and due from banks	(79,359)	(159,066)	154,487
Cash and cash equivalents, beginning	97,576	256,642	102,155

Cash and cash equivalents, ending	$18,217	$97,576	$256,642

Report to Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Community First Bank

Lynchburg, Virginia

We have audited the consolidated balance sheets of Community First Financial Corporation and subsidiary as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First Financial Corporation at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Larrowe & Company, PLC

Galax, Virginia
January 27, 2006

Management’s Discussion and Analysis

To accurately understand the change in the Company’s financial statements, the following information is provided. The Company commenced operations on July 1, 2002 and was capitalized through the issuance of $9,686,130 in common stock. CFFC was organized for the sole purpose of becoming Community First Bank’s parent holding company. Community First Bank (“CFB” or “the Bank”) commenced operations on October 14, 1999 as a state charted, FDIC insured commercial bank. The Bank is also a member of the Federal Reserve Bank System. On October 18, 2005, the Company’s Board of Directors announced that it had entered into a definitive agreement with American National Bankshares Inc., pursuant to which American National will acquire Community First Financial Corporation. The shareholders of Community First will vote on the merger at a special meeting on March 27, 2006. If approved, the merger will take effect on or about April 1, 2006. This commentary provides an overview of Community First Financial Corporation’s (“CFFC” or “the Corporation” or “the Company”) financial condition, changes in financial condition and results of operations for 2005 and 2004. The following discussion should assist readers in the analysis of the accompanying financial statements.

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

Summary of Results of Operations

2005 Compared to 2004

The Company had net income (before preferred stock dividends) for the year ended December 31, 2005 of $886,876 compared to $861,298 for the year ending December 31, 2004, an increase of 3.0%. Return on average assets was .55% in 2005 and 2004. Return on average stockholders’ equity was 6.24% in 2005 compared to 6.38% in 2004. Basic earnings per share for the year 2005 was $0.63 compared to $0.61 for the year ended 2004 an increase of $0.02 or 3.3%.

2004 Compared to 2003

The Company had net income (before preferred stock dividends) for the year ended December 31, 2004 of $861,298 compared to $1,016,802 for the year ending December 31, 2003, a decrease of 15.3%. Return on average assets was .55% and .64% in 2004 and 2003, respectively. Return on average stockholders’ equity was 6.38% in 2004 compared to 8.46% in 2003. Basic earnings per share for the year 2004 was $0.61 compared to $0.87 for the year ended 2003 (adjusted for the 6-for-5 stock split declared October 25, 2004) a decrease of $0.26 or 29.9%.

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

Management’s Discussion and Analysis

The Company’s net interest income totaled $5.955 million and $5.620 million for 2005 and 2004, respectively, representing an increase of $335,000 or 6.0%. This increase was primarily the result of increases in interest rates on loans and increased loan volume. The average rate paid on interest-bearing deposits increased to 2.97% in 2005 from 2.44% for 2004 representing an increase of 0.53 basis points. The average yield on earning assets increased to 6.72% in 2005 from 6.09% in 2004 representing an increase of 0.63 basis points.

The Company’s net interest income totaled $5.620 million and $5.426 million for 2004 and 2003, respectively, representing an increase of $194,000 thousand or 3.6%. This increase was primarily the result of a decrease in rates paid on interest bearing deposits.

Total interest income increased $1.041 million from $8.756 million for 2004 to $9.797 million for 2005. Total interest expense increased $706,000 from $3.136 million for 2004 to $3.842 million for 2005. The net interest margin increased from 3.91% for 2004 to 4.09% for 2005. Increased rates earned on assets were the primary cause for the increase.

Other Operating Income and Other Operating Expenses

Other operating income increased to $730,199 from $580,079, an increase of $150,120 or 25.9% in 2005 from 2004. Mortgage loan origination fees increased from $43,536 to $154,127, an increase of $110,591 or 254.0% in 2005. Service charges and fees on deposit accounts increased to $301,071 in 2005 from $287,386 in 2004, an increase of $13,685 or 4.8%. The increase in cash surrender value of life insurance increased to $156,531 from $12,145, an increase of $144,386 in 2005. The life insurance was purchased in the fourth quarter of 2004. The corporation realized a gain from the sale of securities in the amount of $157,500 in 2004. There were no such gains in 2005.

Other operating income decreased to $580,079 from $1,018,460, a decrease of $438,381 or 43.0% in 2004 from 2003. Substantially all of the decrease is attributable to a decrease in mortgage loan origination fees.

Other operating expenses increased to $5.007 million in 2005 from $4.401 million in 2004, an increase of $606,000 or 13.8%. Bank-wide salary and employee benefit expenses increased by $374,634 or 17.6% in 2005 from 2004 primarily due to pay increases and additional personnel. Other expenses include a $150,000 payment to settle litigation in 2005. Legal, accounting and other professional fees increased from $137 thousand in 2004 to $364 thousand in 2005, an increase of $227 thousand or 165.7%, primarily due to merger expenses, compliance with the Sarbanes-Oxley Act requirements, and other legal and accounting matters.

Other operating expenses increased to $4.4 million in 2004 from $4.2 million in 2003 or 4.0%. Bank-wide salary and employee benefit expenses decreased by $261,083 or 10.9% in 2004 from 2003 due primarily to staff reductions. Occupancy and equipment expense increased by $100,956 or 17.3% primarily due to a full year of having four branches after the relocation of the Lovingston Office in April 2003 and opening the Timberlake Road office in September 2003.

Summary of Statements of Financial Condition

Assets

At December 31, 2005, the Company had total assets of $162.5 million, representing an increase of $6.0 million or 3.8% from the December 31, 2004 balance of $156.5 million. This increase was primarily due to an increase in loans, the result of increased loan demand.

Management’s Discussion and Analysis

Loans

The net loan portfolio totaled $137.0 and $129.1 million for 2005 and 2004, respectively, representing an increase of $7.9 million or 6.1%. Real estate loans, both mortgage and construction, increased by $8.3 million to $112.5 million. Consumer loans decreased $0.5 million to $4.8 million while commercial loans increased to $20.5 million at December 31, 2005 from $19.1 million at December 31, 2004. Consistent with its focus on providing community based financial services, the Bank generally does not make loans outside its principal market regions. By policy it does not originate or purchase leveraged loans or loans to foreign entities or individuals.

The Bank had non-performing loans, repossessed and foreclosed properties at December 31, 2005 and December 31, 2004, totaling $680,641 and $901,519, respectively.

Provision/Allowance for Loan Losses

The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management’s evaluation of the credit quality and risk of the loan portfolio. The Bank maintains an allowance which management believes represents a conservative estimate of potential losses in the Bank’s loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus the growth (if any) in the loan portfolio. In determining the adequacy of the allowance for loan losses, management uses a methodology, which specifically identifies and establishes reserves for high-risk loans. A general reserve is established for non-specifically reserved loans. Loans in non accrual status and over ninety days past due are considered in this evaluation as well as other loans that may have a potential for loss.

The allowance decreased by $736,754 in 2004 due to a provision of $485,044 and charge-offs (net of recoveries) of $1,221,798 that decreased the allowance to $1,392,127 as of December 31, 2004. The allowance decreased by $6,603 in 2005 due to a provision of $401,847 and charge-offs (net of recoveries) of $408,450 that decreased the allowance to $1,385,524 as of December 31, 2005. Management and the Board of Directors believe that the allowance at year-end was adequate relative to the current levels of risk in the portfolio. The allowance for loan losses as a percentage of gross loans decreased from 1.07% to 1.00% at December 31, 2004 and 2005, respectively. Management and the Board of Directors believe, based upon many factors, including calculations of specific impairment of certain loans, actual and expected credit losses, loan performance measures, historical trends, general economic conditions, and specific conditions of the individual borrower that the allowance at year-end was adequate relative to the current levels of risk in the portfolio.

Loan charge-offs totaled $496,740 in 2005, $1,230,340 in 2004, and $83,000 in 2003, and recoveries were $88,290, $8,542, and $7,222 respectively in 2005, 2004 and 2003. Loans charge offs in 2004 of $1,230,340 included primarily two loans to one customer totaling approximately $1,200,000. Additional significant loan charge offs of this nature is not anticipated at this time.

Securities and Federal Funds Sold and Purchased

At year-end 2005 securities totaled $8.294 million compared to $11.394 million on December 31, 2004. There were no federal funds sold at December 31, 2004 and 2005. Federal funds purchased were $5,878,000 and $275,000 at December 31, 2005 and 2004, respectively. Federal funds purchased and sold are used to manage the Bank’s liquidity position. Reductions in investments were due primarily to maturing bonds, the proceeds of which were used to fund loan growth. Increases in Federal Funds purchased were use to fund loan growth.

Deposits

Deposits totaled $139.0 and $139.4 million at December 31, 2005 and 2004 respectively, representing a decrease of 0.3%. As the Bank concentrated on developing retail and commercial relationships, noninterest-bearing demand deposit accounts increased from $17.6 million to $18.7 million or 6.2%. Certificates of Deposit accounts increased to $92.8 million from $76.2 million or 21.8%.

Management’s Discussion and Analysis

Stockholders’ Equity

The adequacy of the Company’s capital is reviewed by management on an ongoing basis with reference to the size, composition and quality of the company’s asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that assures an adequate level to support anticipated asset growth and absorb potential losses. During 2002 the Company increased equity through the private placement of 265,100 shares of preferred stock, increasing equity by $2.6 million and an additional 34,900 shares in 2004 increasing equity by $0.3 million.

The Board of Directors declared a 6 for 5 common stock split in the form of a 20% stock dividend payable October 25, 2004 to common stockholders of record on October 15, 2004. Holders of record of common stock as of the record date received one additional share of common stock for every five shares they owned on that date. Cash was paid for fractional shares. The Board of Directors also declared cash dividends of $0.50 per share on the 300,000 issued and outstanding shares of convertible preferred stock, representing the five percent dividend payable for the years 2005 and 2004.

Stockholders’ equity was $14.520 million at the end of 2005 compared to $13.848 million at the end of 2004 or a 4.9% increase. The Bank’s equity to asset ratio at December 31, 2005 was 8.9% compared to 8.8% at December 31, 2004.

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

Another tool for assessing interest rate risk is the quantification of the economic fair value of stockholders’ equity (EVE). Economic value of equity consists of the present value of all future cash flows from assets and liabilities. Potential, changes in the EVE are calculated by projecting cash flows and computing present values under a series of different rate scenarios.

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